Filed Pursuant to Rule 424(b)(3)
Registration No. 333-184883

PROSPECTUS SUPPLEMENT

(to Prospectus dated November 9, 2012)

Offer to Exchange up to $1,000,000,000 of 4.10% Senior Notes due 2022 of Southwestern Energy Company that have been registered under the Securities Act of 1933, as amended (the “Securities Act”) for $1,000,000,000 of our 4.10% Senior Notes due 2022 that have not been registered under the Securities Act.

THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P. M., NEW YORK CITY TIME, ON DECEMBER 28, 2012, UNLESS EXTENDED BY US

Terms of the Exchange Offer

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We are offering to exchange any and all of our outstanding 4.10% Senior Notes due 2022 that were issued on March 5, 2012 (including the related guarantees, the “original notes”), for an equal amount of new 4.10% Senior Notes due 2022 (including the related guarantees, the “exchange notes,” and together with the original notes, the “notes”).

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The exchange offer expires at 5:00 p.m., New York City time, on December 28, 2012 (such date and time, the “Expiration Date,” unless we extend or terminate the exchange offer, in which case the “Expiration Date” will mean the latest date and time to which we extend the exchange offer).

•	Tenders of original notes may be withdrawn at any time prior to the Expiration Date.

•	All original notes that are validly tendered and not validly withdrawn will be exchanged.

•	The exchange of original notes for exchange notes generally will not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

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The terms of the exchange notes to be issued in the exchange offer are substantially the same as the terms of the original notes, except that the offer of the exchange notes is registered under the Securities Act, and the exchange notes have no transfer restrictions, rights to additional interest or registration rights.

•	The exchange notes will not be listed on any securities exchange. A public market for the exchange notes may not develop, which could make selling the exchange notes difficult.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Starting on the Expiration Date (as defined herein) and ending on the earlier of the close of business 180 days after the Expiration Date and the date on which all such broker-dealers are no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Investing in the exchange notes to be issued in the exchange offer involves certain risks. See “Risk Factors” referred to on page 6 of this prospectus and Item 1A. of Part I of Southwestern Energy Company’s Annual Report On Form 10-K for fiscal year ended December 31, 2011.

We are not making an offer to exchange notes in any jurisdiction where the offer is not permitted.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 29, 2012.

Except as otherwise indicated or as the context otherwise requires, when used in this prospectus, the terms “SWN,” “we,” “our” and “us,” refer to Southwestern Energy Company and its consolidated subsidiaries.

We are incorporating by reference into this document important business and financial information that is not included in or delivered with this document. This information is available without charge to you from the SEC or from us. In order to obtain timely delivery of any documents requested from us, requests must be made no later than five business days before the expiration date. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” for further information.

We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus, the related registration statement or in any of the materials that we have incorporated by reference into this prospectus. We do not take any responsibility for, and can provide no assurances as to, the reliability of any information that others may provide to you. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have also filed with the SEC a registration statement on Form S-4 to register this exchange offer of the exchange notes, which you can access on the SEC’s website at http://www.sec.gov. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and about the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any materials we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. These materials are also available to the public from the SEC’s website at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We “incorporate by reference” into this prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Certain information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement or prior to the termination of the exchange offer, except that we are not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by a reference in a furnished Current Report on Form 8-K or other furnished document:

•	our Annual Report on Form 10-K for the year ended December 31, 2011;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012, June 30, 2012 and September 30, 2012;

•	our definitive proxy statement on Schedule 14A filed with the SEC on April 5, 2012, and the definitive additional materials on Schedule 14A filed on April 5, 2012; and

•	our Current Reports on Form 8-K filed with the SEC on February 27, 2012, February 29, 2012, March 6, 2012, June 21, 2012, August 6, 2012, November 2, 2012 and November 7, 2012.

Copies of these filings may be obtained at no cost by writing or telephoning us at the following address and telephone number:

Southwestern Energy Company

2350 North Sam Houston Parkway East, Suite 125

Houston, Texas 77032

Attention: Investor Relations

Telephone: (281) 618-4700

To obtain timely delivery of any copies of filings requested, please write or call us no later than five business days before the Expiration Date of the exchange offer.

The above filings are also available to the public on our website at http://www.swn.com. (We have included our website address as an inactive textual reference and do not intend it to be an active link to our website. Information on our website is not part of this prospectus.)

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SUMMARY

This summary highlights selected information from this prospectus and the documents incorporated by reference, but may not contain all information you should consider before deciding whether or not to invest in the notes. This prospectus and the documents incorporated by reference include specific terms of this offering, information about our business and financial data. You should read this prospectus and all documents incorporated by reference in their entirety before making an investment decision. Except as otherwise indicated or as the context otherwise requires, when used in this prospectus, the terms “SWN,” “the Company,” “we,” “our” and “us,” refer to Southwestern Energy Company and its consolidated subsidiaries.

Our Company

We are an independent oil and gas exploration and production company with core areas of operations in Arkansas and Pennsylvania targeting the unconventional shale gas plays in the Fayetteville Shale and the Marcellus Shale, respectively. The Fayetteville Shale play, which we announced in late 2004 and in which we held approximately 925,842 net acres at year-end 2011, is the primary focus of our Exploration and Production (E&P) business and has accounted for the substantial majority of our production and reserve growth in the past few years. The Marcellus Shale play, in which we held approximately 186,893 net acres at year-end 2011, began contributing to our production and reserve growth in 2011 and has significant growth potential. In addition, we engage in exploration activities in order to test new plays, which we refer to as New Ventures. We also focus on creating and capturing additional value at and beyond the wellhead through our natural gas gathering and marketing business.

Our Management Philosophy

Since late 1999, our management has employed the following conceptual framework to reflect our focus on achieving long-term growth in the net asset value of our business through the drillbit:

“The Right People doing the Right Things, wisely investing the cash flow from the underlying Assets will create Value+.”

This framework, which we refer to as our formula, has been the foundation for our capital programs to position us for future growth. Over the three-year period ended December 31, 2011, we have averaged annual production growth of approximately 37% and annual estimated proved reserve growth of approximately 39%, largely attributable to our successful investments in our Fayetteville Shale resource play and, to a lesser extent, our Marcellus Shale play.

Corporate Information

Southwestern Energy Company is a Delaware corporation. Our principal executive offices are located at 2350 North Sam Houston Parkway East, Suite 125, Houston, Texas 77032, and our main telephone number at that location is (281) 618-4700. Our website is located at http://www.swn.com. We have not incorporated by reference into this prospectus the information included on, or linked from, our website (other than to the extent specified elsewhere herein), and you should not consider it to be a part of this prospectus.

Summary of the Exchange Offer

Background	On March 5, 2012, we issued $1,000,000,000 aggregate principal amount of original notes in an unregistered offering. In connection with that offering, we entered into a registration rights agreement on March 5, 2012 (the “Registration Rights Agreement”) in which we agreed, among other things, to complete this exchange offer. Under the terms of the exchange offer, you are entitled to exchange original notes for exchange notes evidencing the same indebtedness and with substantially similar terms. You should read the discussion under the heading “Description of the Exchange Notes” for further information regarding the exchange notes.

The Exchange Offer	We are offering to exchange, for each $1,000 aggregate principal amount of our original notes validly tendered and accepted, $1,000 aggregate principal amount of our exchange notes (subject to the requirement to tender notes in minimum denominations of $2,000 described below).

We will not pay any accrued and unpaid interest on the original notes that we acquire in the exchange offer. Instead, interest on the exchange notes will accrue from September 15, 2012, the most recent interest payment date from which interest on the original notes has previously been paid.

As of the date of this prospectus, approximately $1,000,000,000 aggregate principal amount of the original notes are outstanding.

Denominations of Exchange Notes	Tendering holders of original notes must tender original notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Exchange notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on December 28, 2012, unless we extend or terminate the exchange offer in which case the “Expiration Date” will mean the latest date and time to which we extend the exchange offer.

Settlement Date	The settlement date of the exchange offer will be as soon as practicable after the Expiration Date of the exchange offer.

Withdrawal of Tenders	Tenders of original notes may be withdrawn at any time prior to the Expiration Date.

Conditions to the Exchange Offer	Our obligation to consummate the exchange offer is subject to certain customary conditions, which we may assert or waive. See “Description of the Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering	To participate in the exchange offer, you must follow the automatic tender offer program (“ATOP”), procedures established by The Depository Trust Company (“DTC”), for tendering original notes held in book-entry form. The ATOP procedures require that the exchange agent receive, prior to the Expiration Date of the exchange offer, a computer-generated message known as an “agent’s message” that is transmitted through ATOP and that DTC confirm that:

•	DTC has received instructions to exchange your original notes; and

•	you agree to be bound by the terms of the letter of transmittal.

For more details, please read “Description of the Exchange Offer—Terms of the Exchange Offer” and “Description of the Exchange Offer—Procedures for Tendering.” If you elect to have original notes exchanged pursuant to this exchange offer, you must properly tender your original notes prior to 5:00 p.m., New York City time, on the Expiration Date. All original notes validly tendered and not properly withdrawn will be accepted for exchange. Original notes may be exchanged only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Consequences of Failure to Exchange	If we complete the exchange offer and you do not participate in it, then:

•	your original notes will continue to be subject to the existing restrictions upon their transfer;

•	we will have no further obligation to provide for the registration under the Securities Act of those original notes except under certain limited circumstances; and

•	the liquidity of the market for your original notes could be adversely affected.

Taxation	The exchange pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations” in this prospectus.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer.

Exchange Agent and Information Agent	Wells Fargo Bank, National Association, is the exchange agent and the information agent for the exchange offer.

Summary of the Exchange Notes

Issuer	Southwestern Energy Company, a Delaware corporation.

Guarantors	Our subsidiaries SEECO, Inc. (“SEECO”), Southwestern Energy Production Company (“SEPCO”) and Southwestern Energy Services Company (“SES,” and with SEECO and SEPCO, the “guarantors”) initially will unconditionally guarantee the exchange notes on a senior unsecured basis. See “Description of the Exchange Notes—Guarantees.”

Securities Offered	$1,000,000,000 aggregate principal amount of 4.10% Senior Notes due 2022.

Maturity Date	March 15, 2022.

Interest Rate	4.10% per annum, payable semi-annually in arrears on March 15 and September 15 of each year beginning on March 15, 2013. Interest on the exchange notes will accrue from September 15, 2012, the most recent interest payment date from which interest on the original notes has previously been paid.

Ranking	The exchange notes will be senior unsecured obligations and will:

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rank equally in right of payment with all of our existing and future senior debt (including our senior credit facility and our 7 1/2% Senior Notes due 2018, our 7.125% Senior Notes due 2017, our 7.35% Senior Notes due 2017 and our 7.15% Senior Notes due 2018, which we collectively refer to as our existing senior notes);

•	rank senior to all of our existing and future subordinated debt;

•	be effectively subordinated to any future secured obligations to the extent of the value of the assets securing such obligations; and

•	be structurally subordinated to all debts and other obligations (including guarantees or senior credit facility) of our non-guarantor subsidiaries.

Similarly, the guarantees by SEECO, SEPCO and SES will:

•	rank equally in right of payment with all of the existing and future senior debt of such subsidiary guarantors, including guarantees of our existing senior notes and our senior credit facility;

•	rank senior to all of the existing and future subordinated debt of such subsidiary guarantors;

•	be effectively subordinated to any future secured obligations of such subsidiary guarantors to the extent of the value of the assets securing such obligations; and

•	be structurally subordinated to all debts and other obligations (including guarantees of our senior credit facility) of our non-guarantor subsidiaries.

Form and Denomination	The exchange notes will be issued in fully-registered form. The exchange notes will be represented by one or more global notes, deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global notes will be shown on, and any transfers will be effective only through, records maintained by DTC and its participants.

The exchange notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Optional Redemption	Prior to December 15, 2021, we may redeem the notes at any time, in whole or in part, in cash at the make-whole redemption price specified herein, together with accrued interest to the redemption date. On or after December 15, 2021, we may redeem the notes at any time, in whole or in part, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to the redemption date. See “Description of the Exchange Notes—Optional Redemptions.”

Change of Control Offer	If we experience specific kinds of changes of control accompanied by a ratings decline, we will be required to make an offer to purchase the notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date. See “Description of the Exchange Notes—Change of Control Event.”

Certain Covenants	The provisions of the indenture governing the notes restricts our ability to, among other things:

•	create certain liens;

•	merge, consolidate or sell substantially all our assets; and

•	enter into sale and leaseback transactions.

These covenants are subject to important qualifications, which are described under the heading “Description of the Exchange Notes—Certain Covenants.” Moreover, the indenture does not contain any limitations on the ability of us or our subsidiaries to incur debt, pay dividends, make investments, or limit the ability of our subsidiaries to make distributions to us.

Absence of a Public Market	The exchange notes are new securities for which there currently is no market and we cannot assure you that any public market for the exchange notes will develop or be sustained.

Listing	We do not intend to list the notes on any securities exchange.

Governing Law	The notes are governed by, and construed in accordance with, the laws of the State of New York.

Trustee	The Bank of New York Mellon Trust Company, N.A.

Risk Factors	Investing in the exchange notes involves substantial risks. You should carefully consider the risk factors set forth under “Risk Factors” and the other information contained in this prospectus prior to making an investment in the exchange notes.

RISK FACTORS

Before tendering original notes in the exchange offer and investing in the exchange notes, you should consider carefully each of the following risk factors, as well as the risk factors set forth in Part I, Item 1A. in the Annual Report on Form 10-K, as well as other information included, or incorporated by reference, in this prospectus (see “Where You Can Find More Information” in this prospectus). In addition, please read “Reserve Estimates” and “Cautionary Statement about Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or, to the extent not superseded hereby, incorporated by reference in this prospectus.

Risks Related to our Business

Certain risks relating to us and to our business, results of operations and financial condition are described under the heading “Risk Factors” in Part I, Item 1A. of our Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”), and in Part II, Item 1A. of our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2012 (collectively, the “2012 Form 10-Qs”), which are incorporated by reference into this prospectus, and which you should read carefully and consider.

Risks Related to the Notes

Our future level of indebtedness and the terms of our financing arrangements may adversely affect operations and limit our growth.

At September 30, 2012, we had long-term indebtedness of $1.695 billion, including borrowings of $26.5 million under our senior credit facility. At such date, we had the ability to borrow up to an additional approximately $1.474 billion under our senior credit facility. We currently expect to incur additional indebtedness in order to fund a portion of our planned capital expenditures for the remainder of 2012.

The terms of the indenture relating to our outstanding senior notes, our senior credit facility, and the master lease agreements relating to our drilling rigs and other equipment, which we collectively refer to as our “financing agreements,” impose restrictions on our ability and, in some cases, the ability of our subsidiaries to take a number of actions that we may otherwise desire to take, which may include, without limitation, one or more of the following:

•	incurring additional debt, including guarantees of indebtedness;

•	redeeming stock or redeeming debt;

•	making investments;

•	creating liens on our assets; and

•	selling assets.

Although the indenture governing the notes contains covenants that apply to us, the limitation on liens and limitation on sale and leaseback covenants contain exceptions and limitations that would allow us, pursuant to the terms of the indenture, to create, grant or incur certain liens or security interests. Moreover, the indenture does not contain any limitations on the ability of us or our subsidiaries to incur debt, pay dividends, make investments, or limit the ability of our subsidiaries to make distributions to us. Such activities may, however, be limited by our other financing agreements in certain circumstances.

Our level of indebtedness and off-balance sheet obligations, and the covenants contained in our financing agreements, could have important consequences for our operations, including:

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requiring us to dedicate a substantial portion of our cash flow from operations to required payments, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	detracting from our ability to successfully withstand a downturn in our business or the economy generally.

Our ability to comply with the covenants and other restrictions in our financing agreements may be affected by events beyond our control, including prevailing economic and financial conditions.

If we fail to comply with the covenants and other restrictions, it could lead to an event of default and the acceleration of our obligations under the notes or our other financing agreements, and in the case of the master lease agreement, loss of use of our drilling rigs. We may not have sufficient funds to make such payments. If we are unable to satisfy our obligations with cash on hand, we could attempt to refinance such debt, sell assets or repay such debt with the proceeds from an equity offering. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt, to meet our lease obligations, or that future borrowings, equity financings or proceeds from the sale of assets will be available to pay or refinance such debt or obligations. The terms of our financing agreements may also prohibit us from taking such actions. Factors that will affect our ability to raise cash through an offering of our capital stock, a refinancing of our debt or a sale of assets include financial market conditions and our market value and operating performance at the time of such offering or other financing. We cannot assure you that any such proposed offering, refinancing or sale of assets can be successfully completed or, if completed, that the terms will be favorable to us.

The notes are subject to prior claims of any secured creditors and the creditors of our subsidiaries, and are structurally subordinated to creditors of our non-guarantor subsidiaries. If a default occurs we may not have sufficient funds to fulfill our obligations under the notes.

The notes are our unsecured general obligations, ranking equally with other senior unsecured indebtedness but below:

•	any secured indebtedness incurred by us or our subsidiaries, including the guarantors; and

•	the debt and other liabilities of our non-guarantor subsidiaries.

The indenture governing the notes permits us and our subsidiaries to incur secured debt under specified circumstances. If we incur any secured debt, our assets and the assets of our subsidiaries will be subject to prior claims by our secured creditors. In the event of our bankruptcy, liquidation, reorganization or other winding up, assets that secure debt will be available to pay obligations on the notes only after all debt secured by those assets has been repaid in full. Holders of the notes will participate in our remaining assets ratably with all of our unsecured and unsubordinated creditors, including our trade creditors.

In addition, the notes are not and will not in the future be guaranteed by all of our subsidiaries, and any non-guarantor subsidiaries can incur indebtedness without limitation under the terms of the indenture. The guarantee of any existing subsidiary guarantor may be released under certain circumstances, as described under “Description of the Exchange Notes—Guarantees.” Holders of the notes offered hereby will be structurally subordinated to claims of third party creditors of our non-guarantor subsidiaries. Claims of those other creditors, including trade creditors, holders of indebtedness, or guarantees issued by these non-guarantor subsidiaries will generally have priority as to the assets of the non-guarantor subsidiary over our claims and equity interests. As a result, holders of our indebtedness, including the holders of the notes, will be structurally subordinated to all those claims. As of September 30, 2012, our non-guarantor subsidiaries had approximately $41.6 million of total indebtedness and other liabilities, excluding intercompany payables and deferred taxes.

If we incur any additional obligations that rank equally with the notes, including trade payables, the holders of those obligations will be entitled to share ratably with the holders of the notes in any proceeds distributed upon our insolvency, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all these creditors, all or a portion of the notes then outstanding would remain unpaid.

A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under the guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee or, in some states, when payments become due under the guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

A guarantee may also be voided, without regard to the above factors, if a court found that the guarantor entered into the guarantee with the actual intent to hinder, delay or defraud its creditors. A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the guarantor did not substantially benefit directly or indirectly from the issuance of the guarantees. If a court were to void a guarantee, you would no longer have a claim against the guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the subsidiary guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all its assets;

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the present fair saleable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Each subsidiary guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law.

Changes in our credit ratings may adversely affect the value of the notes.

Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant.

We may be unable to repay the notes when due or repurchase the notes when we are required to do so.

At final maturity of the notes or in the event of acceleration of the notes following an event of default, the entire outstanding principal amount of the notes will become due and payable. Upon a change of control event (as described herein), we will be required to offer to repurchase in cash all outstanding notes at a redemption price equal to 101% of the principal amount of the notes plus accrued and unpaid interest up to, but not including, the repurchase date. If we were unable to make the required payments or repurchases of the notes, it would constitute an event of default under the notes offered hereby and, as a result, under our senior credit facility and other outstanding debt securities. The indentures for our other outstanding debt securities also provide for repurchase rights upon a change of control. As a result, holders of our other debt securities may have the ability to require us to repurchase their debt securities before the holders of the notes offered hereby would have such repurchase rights. It is possible that we will not have sufficient funds at maturity, upon acceleration or at the time of the change of control event or other fundamental change to make the required repurchase of notes and other debt securities. In addition, certain change of control events would constitute an event of default under our senior credit facility, which could lead to a default on the notes or an inability to make a change of control payment on the notes.

An active trading market for the notes may not develop.

There is no existing market for the notes. The notes will not be listed on any securities exchange. There can be no assurance that a trading market for the notes will ever develop or will be maintained. Further, there can be no assurance as to the liquidity of any market that may develop for the notes, your ability to sell your notes or the price at which you will be able to sell your notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the market for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	time remaining to the maturity of the notes;

•	outstanding amount of the notes;

•	the terms related to optional redemption of the notes; and

•	level, direction and volatility of market interest rates generally.

Risks Relating to the Exchange Offer

The consummation of the exchange offer may not occur.

We are not obligated to complete the exchange offer under certain circumstances. See “Description of the Exchange Offer—Conditions to the Exchange Offer.” Even if the exchange offer is completed, it may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the exchange offer may have to wait longer than expected to receive their exchange notes, during which time those holders of original notes will not be able to effect transfers of their original notes tendered in the exchange offer.

If you fail to exchange the original notes, they will remain subject to transfer restrictions, and it may be harder for you to resell and transfer your original notes.

The original notes were not, and will not be, registered under the Securities Act or under the securities laws of any state. Any original notes that remain outstanding after this exchange offer will continue to be subject to restrictions on their transfer. If you do not exchange your original notes for exchange notes by this exchange offer, or if you do not properly tender your original notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer your original notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. After this exchange offer, holders of original notes will not have any further rights to have their original notes exchanged for exchange notes registered under the Securities Act and will not have any right to additional interest in the case of non-registration.

Late deliveries of original notes and other required documents could prevent a holder from exchanging its original notes.

Holders are responsible for complying with all exchange offer procedures. The issuance of exchange notes in exchange for original notes will only occur upon completion of the procedures described in this prospectus under “Description of the Exchange Offer.” Therefore, holders of original notes who wish to exchange them for exchange notes should allow sufficient time for timely completion of the exchange procedure. Neither we nor the exchange agent are obligated to extend the offer or notify you of any failure to follow the proper procedure.

If you hold your original notes through a broker, dealer, commercial bank, trust company or other nominee, you should keep in mind that such entity may require you to take action with respect to the exchange offer a number of days before the expiration date in order for such entity to tender original notes on your behalf at or prior to the expiration date.

If you are a broker-dealer or a person that tenders original notes for the purpose of participating in a distribution of the exchange notes, your ability to transfer the exchange notes may be restricted.

Broker-dealers that acquired the original notes directly from SWN, but not as a result of market-making activities or other trading activities, as well as any other person that tenders original notes for the purpose of participating in a distribution of the exchange notes, must comply with all applicable registration and prospectus delivery requirements of the Securities Act in connection with a resale of the exchange notes.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for original notes that it acquired as a result of market-making or other trading activities must comply with its prospectus delivery obligations in connection with any resale of the exchange notes. Our obligation to make this prospectus available to broker-dealers is limited. Consequently, we cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their exchange notes.

Holders who fail to exchange their original notes may have reduced liquidity after the exchange offer.

As the original notes of any series that are tendered and accepted in the exchange offer will be cancelled, the principal amount of remaining original notes of that series will decrease. This decrease could reduce the liquidity of the trading market for the original notes of that series. We cannot assure you of the liquidity, or even the continuation, of any trading market for the original notes following the completion of the exchange offer.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference statements that may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements appear in a number of places herein and in the documents we incorporate by reference. All statements that address activities, outcomes and other matters that should or may occur in the future, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for our future operations, are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. We have no obligation and make no undertaking to publicly update or revise any forward-looking statements, except as may be required by law.

Forward-looking statements include the items identified in the preceding paragraph, information concerning possible or assumed future results of operations and other statements contained or incorporated by reference in this prospectus identified by words such as “anticipate,” “project,” “intend,” “estimate,” “expect,” “believe,” “predict,” “budget,” “projection,” “goal,” “plan,” “forecast,” “target” or similar expressions.

You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect our operations, markets, products, services and prices and cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause our actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to:

•	the timing and extent of changes in market conditions and prices for natural gas and oil (including regional basis differentials);

•	our ability to fund our planned capital investments;

•	our ability to transport our production to the most favorable markets or at all;

•	the timing and extent of our success in discovering, developing, producing and estimating reserves;

•	the economic viability of, and our success in drilling, our large acreage position in the Fayetteville Shale play overall as well as relative to other productive shale gas plays;

•	the impact of government regulation, including any increase in severance or similar taxes, legislation relating to hydraulic fracturing, the climate and over-the-counter derivatives;

•	the costs and availability of oilfield personnel, services and drilling supplies, raw materials, and equipment, including pressure pumping equipment and crews;

•	our ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale play and Marcellus Shale play;

•	our future property acquisition or divestiture activities;

•	the impact of the adverse outcome of any material litigation against us;

•	the effects of weather;

•	increased competition and regulation;

•	the financial impact of accounting regulations and critical accounting policies;

•	the comparative cost of alternative fuels;

•	conditions in capital markets, changes in interest rates and the ability of our lenders to provide us with funds as agreed;

•	credit risk relating to the risk of loss as a result of non-performance by our counterparties; and

•	any other factors listed in the reports we have filed and may file with the SEC.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, many of which are beyond our control, incident to the exploration for and development, production and sale of natural gas and oil. These risks include, but are not limited to, commodity price volatility, third-party interruption of sales to market, inflation, lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating proved natural gas and oil reserves and in projecting future rates of production and timing of development expenditures and the other risks described in “Risk Factors” in this prospectus, the 2011 Form 10-K and the 2012 Form 10-Qs which are incorporated by reference into this prospectus.

In addition, this prospectus contains or incorporates by reference estimates regarding market data, which are based on our internal estimates, independent industry publications, reports by market research firms and/or other published independent sources. In each case, we believe those estimates are reasonable. However, market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market data. As a result, you should be aware that market data set forth herein or incorporated herein by reference, and estimates and beliefs based on such data, may not be reliable.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

RESERVE ESTIMATES

This prospectus and certain documents incorporated herein by reference contain estimates of our proved natural gas and oil reserves and the estimated future net revenues from such reserves. Those estimates are based upon various assumptions, including assumptions required by the SEC, relating to natural gas and oil prices, drilling and operating expenses, capital investments, taxes and availability of funds. The process of estimating natural gas and oil reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, those estimates are inherently imprecise.

Actual future production, natural gas and oil prices, revenues, taxes, development investments, operating expenses and quantities of recoverable natural gas and oil reserves will most likely vary from those estimated. Such variances may be material. Any significant variance could materially affect the estimated quantities and present value of reserves set forth in this prospectus. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control.

Historically, a significant portion of our reserves have been proved undeveloped reserves and proved developed non-producing reserves. Proved undeveloped reserves and proved developed non-producing reserves, by their nature, are less certain than proved developed producing reserves. Estimates of reserves in the non-producing categories are nearly always based on volumetric calculations rather than the performance data used to estimate producing reserves. Recovery of proved undeveloped reserves requires significant capital investments and successful drilling operations. Recovery of proved developed non-producing reserves requires capital investments to recomplete into the zones behind pipe and is subject to the risk of a successful recompletion. Production revenues from proved undeveloped and proved developed non-producing reserves will not be realized, if at all, until sometime in the future.

The reserve data assumes that we will make significant capital investments to develop our reserves. Although we have prepared estimates of our natural gas and oil reserves and the costs associated with these reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the actual results will be as estimated.

You should not assume that the present value of future net cash flows referred to in this prospectus or the documents incorporated by reference herein is the current fair value of our estimated natural gas and oil reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from proved reserves are generally based on average prices over the preceding twelve months and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by gas purchasers or in governmental regulations or taxation could also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of natural gas and oil properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor for our company.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the quarter ended September 30, 2012 and each of the five years in the period ended December 31, 2011 is set forth below.

	Quarter ended September 30,	Years ended December 31,
	2012	2011	2010	2009	2008	2007
Ratio of Earnings to Fixed Charges[1]	—	11.42x	12.48x	—	12.15x	8.12x

For the purpose of this calculation, “earnings” consists of (loss) income from continuing operations before income taxes, income on equity method investments, fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consists of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense believed by management to be representative of the interest factor thereon.

Due to the non-cash full cost-ceiling impairments, our earnings were insufficient to cover our fixed charges for the quarter ended September 30, 2012 and for the year ended December 31, 2009, by approximately $237.3 million and $84.6 million, respectively.

[1]	During the quarter ended September 30, 2012 and year ended December 31, 2009, the Company recorded a non-cash full cost ceiling impairment of $441.5 and $907.8 million, respectively. Excluding impairment, the ratio of earnings to fixed charges would be 7.15 and 11.59 for the quarter-ended September 30, 2012 and year-ended December 31, 2009, respectively.

DESCRIPTION OF THE EXCHANGE OFFER

Purpose of the Exchange Offer

On March 5, 2012, we issued $1,000,000,000 aggregate principal amount of original notes. In connection with that issuance, we entered into a Registration Rights Agreement on March 5, 2012. Pursuant to the Registration Rights Agreement, we agreed that we would use reasonable best efforts to:

•

no later than 270 days following the closing of the offering (November 30, 2012), file a registration statement (“Exchange Offer Registration Statement”) with respect to a registered offer to exchange the original notes for an equal principal amount of a new series of notes with substantially identical terms, except that the exchange notes would not contain transfer restrictions;

•

cause the Exchange Offer Registration Statement to be declared effective under the Securities Act, keep the exchange offer for at least 20 business days from the date we mail notice of the exchange offer to note holders, and complete the exchange offer no later than 60 days after such effective date;

•

cause the Exchange Offer Registration Statement to remain effective until 180 days after the Expiration Date, unless there are no broker-dealers participating in the exchange offer who identified themselves as such to us in writing prior to completion of the exchange offer; and

•	complete the registered exchange offer no later than January 29, 2013.

Upon the effectiveness of the registration statement of which this prospectus is a part, we will offer the exchange notes in exchange for the original notes. We filed a copy of the Registration Rights Agreement as an exhibit incorporated by reference into the registration statement.

Resale of the Exchange Notes

We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to other parties in other transactions. For further information on the SEC’s position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. We have not sought our own interpretive letter, however, and we cannot assure you that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to other parties. Based on these interpretations by the staff, however, we believe that the exchange notes issued under the exchange offer may be offered for resale, resold or otherwise transferred by you, without further compliance with the registration and prospectus delivery provisions of the Securities Act, so long as you:

(1)	are acquiring the exchange notes in the ordinary course of your business;

(2)	are not participating in, and do not intend to participate in, a distribution of the exchange notes within the meaning of the Securities Act and have no arrangement or understanding with any person to participate in a distribution of the exchange notes within the meaning of the Securities Act;

(3)	are not a broker-dealer who acquired the original notes directly from us; and

(4)	are not an “affiliate” of ours, within the meaning of Rule 405 of the Securities Act.

By tendering your original notes in exchange for exchange notes, you will be required to represent to us that each of the above statements applies to you. If you are participating in or intend to participate in, a distribution of the exchange notes, or have any arrangement or understanding with any person to participate in a distribution of the exchange notes to be acquired in this exchange offer, you may be deemed to have received restricted securities and may not rely on the applicable interpretations of the staff of the SEC. If you are so deemed, you will have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. So long as we maintain the effectiveness of the registration statement to which this prospectus relates, a broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for original notes which the broker-dealer acquired as a result of market-making or other trading activities. See “Plan of Distribution.”

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and the letter of transmittal, we will accept any and all original notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of original notes validly tendered and accepted pursuant to the exchange offer (subject to the requirement to tender original notes in minimum denominations of $2,000 described below).

We will not pay any accrued and unpaid interest on the original notes that we acquire in the exchange offer. Instead, interest on the exchange notes will accrue from September 15, 2012, the most recent interest payment date from which interest on the original notes has previously been paid.

Tendering holders of original notes must tender original notes in minimum denominations of $2,000, and integral multiples of $1,000 in excess thereof. Exchange notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The terms of the exchange notes are identical in all material respects to the terms of the original notes, except that:

(1)	we have registered the exchange notes under the Securities Act and therefore the exchange notes will not bear legends restricting their transfer, and

(2)	specified rights under the Registration Rights Agreement, including the provisions providing for payment of additional interest in specified circumstances relating to the exchange offer, will be eliminated for all the notes.

The exchange notes will evidence the same debt as the original notes. The exchange notes will be issued under the same indenture and will be entitled to the same benefits under that indenture as the original notes being exchanged. As of the date of this prospectus, approximately $1,000,000,000 aggregate principal amount of the original notes are outstanding. Original notes accepted for exchange will be retired and cancelled and not reissued.

Except as described under “Form, Book-Entry Procedures and Transfer,” we will issue the exchange notes in the form of one or more global notes registered in the name of DTC or its nominee, and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

We will conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC thereunder.

We will be considered to have accepted validly tendered original notes if and when we have given oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us.

If we do not accept any tendered original notes for exchange because of an invalid tender, the occurrence of the other events described in this prospectus or otherwise, we will return these original notes, without expense, to the tendering holder as soon as practicable after the Expiration Date.

Holders who tender original notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of original notes in connection with the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in certain circumstances, in connection with the exchange offer. See “—Other Fees and Expenses” and “—Transfer Taxes.”

If we successfully complete the exchange offer, any original notes which holders do not tender or which we do not accept in the exchange offer will remain outstanding and continue to accrue interest. The holders of original notes after the exchange offer in general will not have further rights under the Registration Rights Agreement, including registration rights and any rights to additional interest. Holders wishing to transfer the original notes would have to rely on exemptions from the registration requirements of the Securities Act.

Expiration Date; Extensions; Amendments; Termination

For purposes of the exchange offer, the term “Expiration Date” means 5:00 p.m., New York City time, on December 28, 2012, subject to our right to extend that time and date in our sole discretion, in which case the Expiration Date means the latest time and date to which the exchange offer is extended.

We reserve the right, in our sole discretion, by giving oral or written notice to the exchange agent, to:

•	extend the exchange offer;

•	terminate the exchange offer if a condition to our obligation to exchange original notes for exchange notes is not satisfied or waived on or prior to the Expiration Date; and

•	amend the exchange offer.

If the exchange offer is amended in a manner that we determine constitutes a material change, we will generally extend the exchange offer for a period of two to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would otherwise have expired during that two to ten business day period.

We will notify holders of the original notes of any extension, amendment or termination of the exchange offer by press release or other public announcement. We will announce any extension of the Expiration Date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. We have no other obligation to publish, advertise or otherwise communicate any information about any extension, amendment or termination.

Settlement Date

We will deliver the exchange notes on the settlement date, which will be as soon as practicable after the Expiration Date. We will not be obligated to deliver exchange notes unless the exchange offer is consummated.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any original notes and may terminate or amend the exchange offer if at any time before the expiration of the exchange offer, we determine (i) that the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC; or (ii) an action or proceeding shall have been instituted or threatened in any court or by any governmental agency prohibiting the Company and the guarantors from proceeding with the exchange offer.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding.

If any of the foregoing conditions are not satisfied, we may, at any time on or prior to the Expiration Date:

•	terminate the exchange offer and return all tendered original notes to the respective tendering holders;

•	modify, extend or otherwise amend the exchange offer and retain all tendered original notes until the Expiration Date, as extended, subject, however, to the withdrawal rights of holders; or

•	to the extent lawful, waive the unsatisfied conditions with respect to the exchange offer and accept all original notes tendered and not previously validly withdrawn.

In addition, we will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for those original notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture governing the exchange notes under the Trust Indenture Act of 1939, as amended.

Effect of Tender

Any tender by a holder, and our subsequent acceptance of that tender, of original notes will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the letter of transmittal. The acceptance of the exchange offer by a tendering holder of original notes will constitute the agreement by that holder to deliver good and marketable title to the tendered original notes, free and clear of any and all liens, restrictions, charges, pledges, security interests, encumbrances or rights of any kind of third parties.

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Original Notes

Upon agreement to the terms of the letter of transmittal pursuant to an agent’s message, a holder, or the beneficial holder of original notes on behalf of which the holder has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the exchange offer generally, thereby:

(1)	irrevocably sell, assign and transfer to or upon our order or the order of our nominee all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, all original notes tendered thereby, such that thereafter the holder shall have no contractual or other rights or claims in law or equity against us or any fiduciary, trustee, fiscal agent or other person connected with the original notes arising under, from or in connection with those original notes;

(2)	waive any and all rights with respect to the original notes tendered thereby, including, without limitation, any existing or past defaults and their consequences in respect of those original notes; and

(3)

release and discharge us and the trustee for the original notes from any and all claims the holder may have, now or in the future, arising out of or related to the original notes tendered thereby, including, without limitation, any claims that the holder is entitled to receive additional principal or interest payments with respect to the original notes tendered thereby, other than as expressly provided in this prospectus and in the letter of transmittal, or to participate in any redemption or defeasance of the original notes tendered thereby.

In addition, by tendering original notes in the exchange offer, each holder of original notes will represent, warrant and agree that:

(1)	it has received and reviewed this prospectus;

(2)	it is the beneficial owner (as defined below) of, or a duly authorized representative of one or more beneficial owners of, the original notes tendered thereby, and it has full power and authority to execute the letter of transmittal;

(3)	the original notes being tendered thereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and we will acquire good, indefeasible and unencumbered title to those original notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when we accept the same;

(4)	it will not sell, pledge, hypothecate or otherwise encumber or transfer any original notes tendered thereby from the date of the letter of transmittal, and any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

(5)	in evaluating the exchange offer and in making its decision whether to participate in the exchange offer by tendering its original notes, it has made its own independent appraisal of the matters referred to in this prospectus and the letter of transmittal and in any related communications and it is not relying on any statement, representation or warranty, express or implied, made to it by us, the information agent or the exchange agent, other than those contained in this prospectus, as amended or supplemented through the Expiration Date;

(6)	the execution and delivery of the letter of transmittal shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions described or referred to in this prospectus;

(7)	the agreement to the terms of the letter of transmittal pursuant to an agent’s message shall, subject to the terms and conditions of the exchange offer, constitute the irrevocable appointment of the exchange agent as its attorney and agent and an irrevocable instruction to that attorney and agent to complete and execute all or any forms of transfer and other documents at the discretion of that attorney and agent in relation to the original notes tendered thereby in favor of us or any other person or persons as we may direct and to deliver those forms of transfer and other documents in the attorney’s and agent’s discretion and the certificates and other documents of title relating to the registration of original notes and to execute all other documents and to do all other acts and things as may be in the opinion of that attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the exchange offer, and to vest in us or our nominees those original notes;

(8)	the terms and conditions of the exchange offer shall be deemed to be incorporated in, and form a part of, the letter of transmittal, which shall be read and construed accordingly;

(9)	it is acquiring the exchange notes in the ordinary course of its business;

(10)	it is not participating in, and does not intend to participate in, a distribution of the exchange notes within the meaning of the Securities Act and has no arrangement or understanding with any person to participate in a distribution of the exchange notes within the meaning of the Securities Act;

(11)	it is not a broker-dealer who acquired the original notes directly from us; and

(12)	it is not an “affiliate” of ours, within the meaning of Rule 405 of the Securities Act.

The representations, warranties and agreements of a holder tendering original notes will be deemed to be repeated and reconfirmed on and as of the Expiration Date and the settlement date. For purposes of this prospectus, the “beneficial owner” of any original notes means any holder that exercises investment discretion with respect to those original notes.

Absence of Dissenters’ Rights

Holders of the original notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

Acceptance of Original Notes for Exchange and Delivery of Exchange Notes

On the settlement date, exchange notes to be issued in exchange for original notes in the exchange offer, if consummated, will be delivered in book-entry form.

We will be deemed to accept validly tendered original notes that have not been validly withdrawn as provided in this prospectus when, and if, we give oral or written notice of acceptance to the exchange agent. Subject to the terms and conditions of the exchange offer, delivery of the exchange notes will be made by the exchange agent on the settlement date following receipt of that notice. The exchange agent will act as agent for tendering holders of original notes for the purpose of receiving original notes and transmitting exchange notes as of the settlement date. If any tendered original notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted original notes will be returned without expense to the tendering holders as promptly as practicable after the expiration or termination of the exchange offer.

Procedures for Tendering

To participate in the exchange offer, you must properly tender your original notes to the exchange agent as described below. We will only issue exchange notes in exchange for original notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the original notes, and you should follow carefully the instructions on how to tender your original notes. It is your responsibility to properly tender your original notes. We have the right to waive any defects. However, we are not required to waive defects, and neither we, nor the exchange agent is required to notify you of defects in your tender.

If you have any questions or need help in exchanging your original notes, please contact the exchange agent at the address or telephone numbers set forth below.

All of the original notes were issued in book-entry form, and all of the original notes are currently represented by global certificates registered in the name of Cede & Co., the nominee of DTC. We have confirmed with DTC that the original notes may be tendered using DTC’s automatic tender offer program, or ATOP. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer, and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their original notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender original notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange original notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

Determinations Under the Exchange Offer. We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered original notes and withdrawal of tendered original notes. Our determination will be final and binding. We reserve the absolute right to reject any original notes not properly tendered or any original notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of original notes, neither we, the information agent, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of original notes will not be deemed made until such defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable after the Expiration Date of the exchange.

When We Will Issue Exchange Notes. In all cases, we will issue exchange notes for original notes that we have accepted for exchange under the exchange offer only after the exchange agent receives, prior to 5:00 p.m., New York City time, on the Expiration Date:

•	a book-entry confirmation of such number of original notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

Return of Original Notes Not Accepted or Exchanged. If we do not accept any tendered original notes for exchange or if original notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged original notes will be returned without expense to their tendering holder. Such non-exchanged original notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Participating Broker-Dealers. Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where those original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Withdrawal of Tenders

Tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

For a withdrawal to be effective, you must comply with the appropriate ATOP procedures. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn original notes and otherwise comply with the ATOP procedures.

We will determine all questions as to the validity, form, eligibility and time of receipt of a notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any original notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any original notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the original notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender, expiration or termination of the exchange offer. You may retender properly withdrawn original notes by following the procedures described under “—Procedures for Tendering” above at any time on or prior to the Expiration Date.

Exchange Agent and Information Agent

Wells Fargo Bank, National Association has been appointed as the exchange agent and the information agent for the exchange offer. All correspondence in connection with the exchange offer should be sent or delivered by each holder of original notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the exchange agent at:

Wells Fargo Bank, National Association

750 North St. Paul Place, Suite 1750

Dallas, Texas 75201

Attention: Corporate Trust Services

Facsimile: (214) 756-7401

Email: john.stohlmann@wellsfargo.com

Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent at the address, telephone numbers or fax number listed above. Holders of original notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the exchange offer. We will pay the exchange agent and information agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Announcements

We may make any announcement required pursuant to the terms of this prospectus or required by the Exchange Act or the rules promulgated thereunder through a reasonable press release or other public announcement in our sole discretion.

Other Fees and Expenses

We will bear the expenses of soliciting tenders of the original notes. The principal solicitation is being made by mail. Additional solicitations may, however, be made by e-mail, facsimile transmission, telephone or in person by the information agent as well as our officers and other employees and those of our affiliates.

We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Tendering holders of original notes will not be required to pay any fee or commission to the exchange agent. If, however, a tendering holder handles the transaction through its commercial bank, broker, dealer, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

Transfer Taxes

Holders who tender their original notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange. If, however, a transfer tax is imposed for any reason other than the exchange of original notes in connection with the exchange offer, then the tendering holder must pay the amount of any transfer taxes due, whether imposed on the registered holder or any other persons. If the tendering holder does not submit satisfactory evidence of payment of these taxes or exemption from them with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange

Holders of original notes who do not exchange their original notes for exchange notes under this exchange offer will remain subject to the restrictions on transfer applicable in the original notes (i) as set forth in the legend printed on the original notes as a consequence of the issuance of the original notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws and (ii) otherwise as set forth in the prospectus distributed in connection with the private offering of the original notes.

Any original notes not tendered by their holders in exchange for exchange notes in this exchange offer will not retain any rights under the Registration Rights Agreement (except in certain limited circumstances). See “—Exchange Offer Registration Statement; Additional Interest.”

In general, you may not offer or sell the original notes unless they are registered under the Securities Act, or if the offer or sale is exempt from the registration requirements of the Securities Act and applicable state securities laws. Subject to any requirement as described below to file and have declared effective a Shelf Registration Statement (as defined below), we do not intend to register resales of the original notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of business and the holders are not engaged in, have no arrangement with any person to participate in, and do not intend to engage in, any public distribution of the exchange notes to be acquired in this exchange offer. Any holder who tenders in this exchange offer and is engaged in, has an arrangement with any person to participate in, or intends to engage in, any public distribution of the exchange notes (i) may not rely on the applicable interpretations of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Exchange Offer Registration Statement; Additional Interest

Under the Registration Rights Agreement, we have agreed that if:

(1)	any change in law or applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer;

(2)	for any other reason the exchange offer is not consummated by 330 days following the closing of the offering (January 29, 2013);

(3)	any initial purchaser of the original notes named in the Registration Rights Agreement notifies us that:

(a)	it is prohibited by law or SEC policy from participating in the exchange offer; or

(b)	it holds original notes that are or were ineligible to be exchanged in the exchange offer.

then we will use our reasonable best efforts, at our cost, to (a) file as promptly as practicable a registration statement (the “Shelf Registration Statement”) covering resales of the notes; (b) cause the Shelf Registration Statement to be declared effective under the Securities Act and (c) use our reasonable best efforts to keep the Shelf Registration Statement effective until one year after the effective date of such Shelf Registration Statement, or such earlier date on which (x) all the notes covered by the Shelf Registration Statement have been sold, or (y) all the notes covered by the Shelf Registration Statement have ceased to be “Registrable Securities.” Notes will cease to be Registrable Securities (i) when a registration statement with respect thereto has become effective under the Securities Act and such notes have been exchanged or disposed of pursuant to such Registration Statement (provided that notes that are not exchanged or disposed of pursuant to an effective Shelf Registration Statement will nonetheless cease to be Registrable Securities one year from the date such Shelf Registration Statement is declared effective by the SEC, subject to extension in certain circumstances); or (ii) the date on which such notes cease to be outstanding.

We will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf

Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder selling original notes or exchange notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification obligations).

The Registration Rights Agreement further provides that in the event that either (each such event referred to in clauses (a) through (b), a “Registration Default”):

(a)	a Registration Statement in respect of the exchange offer has not been declared effective, or the exchange offer has not been consummated, on or prior to 330 days following the closing of the offering (January 29, 2013); or

(a)	we receive a valid request for a Shelf Registration Statement pursuant to the terms of Section 2(b)(iii) of the Registration Rights Agreement (a “Shelf Request”), and the Shelf Registration Statement required to be filed thereby has not become effective by the later of (x) 330 days following the closing of the offering (January 29, 2013) or (y) 90 days after the delivery of such Shelf Request;

then the interest rate (“Additional Interest”) on the principal amount of notes (in addition to the stated interest) shall be increased by (i) 0.25% per annum for the first 90-day period immediately following the date of the Registration Default and (ii) an additional 0.25% per annum with respect to each subsequent 90-day period, until (A) the exchange offer is completed; (B) the Shelf Registration Statement, if required, becomes effective; or (C) the notes cease to be Registrable Securities. Such Additional Interest shall be up to a maximum aggregate increase (together with any increase of the provisions of the “Shelf Registration Default” below) of 1.00% per annum.

Additionally, if, after a Shelf Registration Statement has been declared effective, such Shelf Registration Statement thereafter ceases to be effective or the prospectus contained therein ceases to be usable (subject to certain exceptions) for 30 consecutive days or for 60 non-consecutive days in any 365-day period, then the interest rate on the notes will be increased by (i) 0.25% per annum for the first 30-day period payable commencing on the 61st day in such 12-month period and (ii) an additional 0.25% per annum with respect to each subsequent 90-day period (whether or not consecutive), up to a maximum aggregate increase (together with any increase resulting from the provisions of the preceding paragraph) of 1.00% per annum, in each case ending on such date that (A) the Shelf Registration Statement has again become effective; (B) the prospectus again becomes usable; or (C) the notes cease to be Registrable Securities.

Other

Participation in this exchange offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision as to what action to take.

DESCRIPTION OF THE EXCHANGE NOTES

We issued the original notes and will issue the exchange notes under an indenture dated as of March 5, 2012, among Southwestern Energy Company, SEECO, SEPCO, SES and The Bank of New York Mellon Trust Company, N.A., as trustee. The indenture contains provisions that define your rights under the exchange notes. In addition, the indenture governs the obligations of us and of each guarantor under the exchange notes. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act.

The following description of the particular terms of the notes and summaries of certain provisions of the indenture do not purport to be complete and are subject to and are qualified in their entirety by reference to all of the provisions of the indenture, which provisions of the indenture are incorporated herein by reference. Capitalized and other terms not otherwise defined in this prospectus will have the meanings given to them in the indenture. You may obtain a copy of the indenture from us upon request. See “Where You Can Find More Information” in this prospectus.

In this section, the terms “we,” “our,” “us” and “Southwestern Energy Company” refer solely to Southwestern Energy Company and not its subsidiaries. References to “holders” mean those who have notes registered in their names on the books that we or the trustee maintain for that purpose, and not those who own beneficial interests in notes issued in book-entry form through The Depository Trust Company, or DTC, or in notes registered in street name. Owners of beneficial interests in the notes should refer to “Form, Book-Entry Procedures and Transfer” below.

General

The exchange notes and the guarantees of the exchange notes will be issued under an indenture entered into among us, the subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee. The notes will mature on March 15, 2022.

Unless previously redeemed or purchased and cancelled, we will repay the notes in cash at 100% of their principal amount together with accrued and unpaid interest thereon at maturity. We will pay principal of and interest on the notes in U.S. dollars.

The original notes are, and the exchange notes will be, our senior unsecured debt obligations and will rank equally among themselves and with all of our other present and future senior unsecured indebtedness.

The original notes were, and the exchange notes will be, issued in registered, book-entry form only without interest coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The original notes are, and the exchange notes will be, subject to defeasance as described under “—Defeasance” below.

The indenture and the notes do not limit the amount of indebtedness which may be incurred or the amount of securities which may be issued by us, and contain no financial or similar restrictions on us, except as described under “Certain Covenants” below.

The exchange notes will be issued in the aggregate initial principal amount set forth on the cover of this prospectus, subject to our ability to issue additional notes as described under “—Further Issuances.”

Guarantees

The exchange notes initially will be guaranteed by SEECO, SEPCO and SES, which currently guarantee our existing senior notes (including the original notes). SEECO also guarantees our senior credit facility. The notes will not be guaranteed by any of our other existing or future subsidiaries, and accordingly will effectively be subordinated to the extent of the liabilities of any non-guarantor subsidiaries. As of September 30, 2012 our non-guarantor subsidiaries had outstanding approximately $41.6 million of indebtedness and other liabilities excluding intercompany payables and deferred taxes.

However, the indenture does not contain limitations on the incurrence of additional indebtedness by our current or future subsidiaries.

The guarantee of any subsidiary guarantor may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to the notes as described below under “—Defeasance” or if we satisfy our obligations under the indenture as provided below under “—Satisfaction and Discharge,” then all of the subsidiary guarantees will be released. Further, if no default has occurred and is continuing under the indenture, a subsidiary guarantor will be unconditionally released and discharged from its guarantee:

•	automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any Person that is not our affiliate, of all of our equity interests in the subsidiary guarantor;

•	automatically upon the liquidation and dissolution of the subsidiary guarantor; or

•

following delivery of a written notice by us to the trustee, upon the release of all guarantees or other obligations of the subsidiary guarantor with respect to the obligations of us or any of our subsidiaries under our senior credit facility (as it may be amended or replaced); provided that if at any time following any release of a subsidiary guarantor from its guarantee of the notes pursuant to this bullet point, the subsidiary guarantor again guarantees, becomes a co-obligor with respect to or otherwise provides direct credit support for any of the obligations of us or any of our subsidiaries under our senior credit facility (as it may be amended or replaced), then we will cause the subsidiary guarantor to again guarantee the notes in accordance with the indenture.

If for any reason, we do not make any payments of principal of, premium, if any, interest and additional interest, if any, on the notes when due, whether at maturity, upon redemption or by acceleration or otherwise, the subsidiary guarantors will cause the payment to be made to or to the order of the trustee. The guarantees will be direct, unconditional, unsecured and unsubordinated obligations of the subsidiary guarantors and will rank equally with their other unsubordinated, unsecured obligations, except to the extent prescribed by law. The holder of a note will be entitled to payment under the guarantees without taking any action whatsoever against us.

The subsidiary guarantee of each subsidiary guarantor will be limited to the maximum amount that such guarantor could incur under applicable law without causing the guarantee to be voidable as a fraudulent transfer. See “A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims” in “Risk Factors.”

Each subsidiary guarantor that makes a payment under its guarantee will be entitled upon payment in full of all guaranteed obligations under the indenture to a contribution from each other subsidiary guarantor in an amount equal to such other subsidiary guarantor’s pro rata portion of such payment based on the respective net assets of all the subsidiary guarantors at the time of such payment determined in accordance with GAAP.

Interest

The notes will bear interest at a fixed rate of 4.10% per annum. Interest on the exchange notes will accrue from September 15, 2012, the most recent interest payment date to which interest has been paid or provided for, to but excluding the relevant interest payment date. We will make interest payments on the notes semiannually in arrears on March 15 and September 15 of each year to the person in whose name such notes are registered at the close of business on the immediately preceding March 1 or September 1, as applicable. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

If an interest payment date for the notes falls on a day that is not a business day, the interest payment shall be postponed to the next succeeding business day, and no interest on such payment shall accrue for the period from and after such interest payment date.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes having the same terms as the notes in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such further notes will form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes, provided that the further notes will have a separate CUSIP number unless (i) the further notes have no more than a de minimis amount of original issue discount for U.S. federal income tax purposes or (ii) such issuance would constitute a “qualified reopening” for U.S. federal income tax purposes.

Optional Redemptions

Prior to December 15, 2021, the notes are redeemable at our election, in whole or in part, at any time at a redemption price equal to the greater of:

(1)	100% of the principal amount of the notes to be redeemed then outstanding; and

(2)	as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 35 basis points plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the notes to be redeemed.

On or after December 15, 2021, we may redeem the notes at our election, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to the date of redemption.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the person in whose name the note is registered at the close of business on such record date. We will mail or cause to be mailed a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. Notes called for redemption become due on the date fixed for redemption. If less than all of the notes are to be redeemed, the trustee will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not so listed, on a pro rata basis (subject to the procedures of DTC) or, to the extent a pro rata basis is not permitted, by lot or in such other manner as the trustee shall deem to be fair and appropriate.

However, no note of $2,000 in principal amount or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion will be issued in the name of the holder thereof upon cancellation of the original note.

“Adjusted Treasury Rate” means, with respect to any redemption date:

(1)	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

(2)	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes (“Remaining Life”).

“Comparable Treasury Price” means, for any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means each of J.P. Morgan Securities LLC and Citigroup Global Markets Inc. (or their relevant affiliate or successor) and two other primary U.S. Government securities dealers in New York City selected by us, or if any of the foregoing cease to be a primary U.S. Government securities dealer, another primary U.S. Government securities dealer in New York City selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Change of Control Event

If a change of control event occurs, each holder will have the right, pursuant to the terms set forth in the indenture, to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereafter) of such holder’s notes at a purchase price in cash equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, and additional interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following a change of control event, if we have not (prior to the change of control event) sent a redemption notice for all the notes in connection with an optional redemption permitted by the indenture, we will mail a notice (the “change of control offer”) to each holder, with a copy to the trustee, stating:

(1)	that a change of control event has occurred and that such holder has the right to require us to purchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount of such notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “change of control payment”);

(2)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “change of control payment date”);

(3)	that any note not properly tendered will remain outstanding and continue to accrue interest;

(4)	that unless we default in the payment of the change of control payment, all notes accepted for payment pursuant to the change of control offer will cease to accrue interest on the change of control payment date;

(5)	that holders electing to have any notes purchased pursuant to a change of control offer will be required to surrender such notes (in accordance with DTC procedures, if in global form), with the form entitled “Option of Holder to Elect Purchase” on the reverse of such notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the Business Day preceding the change of control payment date;

(6)	that holders will be entitled to withdraw their tendered notes and their election to require us to purchase such notes, provided that the paying agent receives, not later than the close of business on the Business Day preceding the change of control payment date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder of the notes, the principal amount of notes tendered for purchase, and a statement that such holder is withdrawing its tendered notes and its election to have such notes purchased;

(7)	that if we are redeeming less than all of the notes, the holders of the remaining notes will be issued new notes and such new notes will be equal in principal amount to the unpurchased portion of the notes surrendered. The unpurchased portion of the notes must be equal to $2,000 or an integral multiple of $1,000 thereafter; and

(8)	the procedures determined by us, consistent with the indenture, that a holder must follow in order to have its notes repurchased.

On the change of control payment date, we will, to the extent lawful:

(1)	accept for payment all notes or portions of notes (of at least $2,000 or an integral multiple of $1,000 thereafter) properly tendered pursuant to the change of control offer;

(2)	deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered and not properly withdrawn; and

(3)	deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

The paying agent will promptly mail to each holder of notes properly tendered and not properly withdrawn the change of control payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 thereafter.

If the change of control payment date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, and additional interest, if any, will be paid to the person in whose name a note is registered at the close of business on such record date, and no further interest will be payable to holders who tender pursuant to the change of control offer.

The provisions described above will be applicable to any change of control event whether or not any other provisions of the indenture are applicable. Except as described above with respect to a change of control event, the indenture does not contain provisions that permit the holders to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

We will not be required to make a change of control offer upon a change of control event if a third party makes the change of control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a change of control offer made by us and purchases all notes validly tendered and not withdrawn under such change of control offer.

We will comply, to the extent applicable, with the requirements of Rule 14e-1 of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of a change of control event. To the extent that the provisions of any securities laws or regulations conflict with provisions of the indenture, or compliance with the change of control event provisions of the indenture would constitute a violation of any such laws or regulations, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations described in the indenture by virtue of our compliance with such securities laws or regulations.

Our ability to repurchase notes pursuant to a change of control offer may be limited by a number of factors. The occurrence of certain of the events that constitute a change of control would constitute a default under our senior credit facility. In addition, certain events that may constitute a change of control under our senior credit facility and cause a default under that agreement will not constitute a change of control or a change of control event under the indenture. Our future indebtedness or that of our subsidiaries may also contain prohibitions of certain events that would constitute a change of control or require such indebtedness to be repurchased upon a change of control or a change of control event. Moreover, the exercise by the holders of their right to require us to repurchase the notes following a change of control in connection with a change in control event could cause a default under such indebtedness, even if the change of control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, the terms of our senior credit facility and other and/or future indebtedness may, prohibit our prepayment or repurchase of notes before their scheduled maturity. Consequently, if we are not able to prepay any such other indebtedness containing similar restrictions or obtain requisite consents, we will be unable to fulfill our repurchase obligations if holders of notes exercise their repurchase rights following a change of control, resulting in a default under the indenture. A default under the indenture may result in a cross-default under our senior credit facility. The provisions described above may deter certain mergers, tender offers and other takeover attempts involving us.

The change of control purchase feature is a result of negotiations between the initial purchasers of the original notes and us. We have no present intention to engage in a transaction involving a change of control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control or a change of control event under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Liens” and “Certain Covenants—Limitation on Sale and Leaseback

Transactions.” Such restrictions in the indenture can be waived only with the consent of the holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

The definition of “change of control” includes a disposition of all or substantially all of the assets of Southwestern Energy Company (determined on a consolidated basis). Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a person. As a result, it may be unclear as to whether a change of control has occurred and whether a holder of notes may require us to make an offer to repurchase the notes as described above.

The provisions under the indenture relative to our obligation to make an offer to repurchase the notes as a result of a change of control event may be waived or modified or terminated with the written consent of the holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the notes) prior to the occurrence of such change of control event.

Under the indenture:

•

“capital stock” means, as to any person, any and all shares, units of beneficial interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any preferred stock, but excluding any debt securities or other indebtedness convertible into such equity.

•	“change of control” means the occurrence of any of the following:

(1)	any “person,” as such term is used in Section 13(d)(3) of the Exchange Act, becoming the beneficial owner, directly or indirectly, of more than 50% of the voting power of the voting stock of Southwestern Energy Company; provided that a transaction in which Southwestern Energy Company becomes a subsidiary of another person shall not constitute a change of control if, immediately following such transaction, (a) the persons who were stockholders of Southwestern Energy Company immediately prior to such transaction continue to beneficially own, directly or indirectly through one or more intermediaries, 50% or more of the voting power of the outstanding voting stock of such other person of whom Southwestern Energy Company has become a subsidiary and (b) no person other than such other person of whom Southwestern Energy Company has become a subsidiary beneficially owns, directly or indirectly, more than 50% of the voting power of the voting stock of Southwestern Energy Company;

(2)	the merger or consolidation of Southwestern Energy Company with or into another person or the merger of another person with or into Southwestern Energy Company, or the sale, lease or other disposition of all or substantially all the assets of Southwestern Energy Company (determined on a consolidated basis) to another person, other than (i) (A) a transaction following which in the case of a merger or consolidation transaction, holders of securities that represented 100% of the voting stock of Southwestern Energy Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the voting stock of the surviving person (or any parent thereof) in such merger or consolidation transaction immediately after such transaction or (B) a transaction that would be permitted under the proviso to clause (1) of this definition of “change of control” or (ii) in the case of a sale, lease or other disposition of all or substantially all assets transaction, a transaction in which each transferee becomes an obligor in respect of the notes and a subsidiary of the transferor of such assets; or

(3)	the adoption of a plan relating to the liquidation or dissolution of Southwestern Energy Company.

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“change of control event” means the occurrence of either of the following: (1) if the notes do not have an investment grade rating from both of the rating agencies on the first day of the trigger period, the notes are downgraded by at least one rating category (e.g., from BB+ to BB or Ba1 to Ba2) from the applicable rating of the notes on the first day of the trigger period by both of the rating agencies on any date during the trigger period, or (2) if the notes have an investment grade rating from both of the rating agencies on the first day of the trigger period, the notes cease to have an investment grade rating from both of the ratings agencies on any date during the trigger period; provided, however, that for so long as any of our existing senior notes are outstanding, if we are required to offer to purchase any such existing senior notes as a result of the occurrence of a change of control (as defined in such existing senior notes), then the occurrence of such change of control shall constitute a change of control event. For purposes of the foregoing, “existing senior notes” means our 7-1/2% senior notes due 2018, our 7.125% senior notes due 2017, our 7.35% senior notes due 2017 and our 7.15% senior notes due 2018, outstanding on the issue date of the original notes.

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If a rating agency is not providing a rating for the notes at the commencement of the trigger period, a change of control event shall be deemed to have occurred with respect to such rating agency as a result of the related change of control. Notwithstanding the foregoing, no change of control event will be deemed to have occurred in connection with any particular change of control unless and until such change of control has actually occurred.

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“investment grade rating” means a rating by any rating agency equal to or greater than (i) BBB- by S&P or (ii) Baa3 by Moody’s or (iii) the equivalent thereof under any new ratings system if the ratings system of either such agency shall be modified after the date hereof, or (iv) the equivalent rating or any other Ratings Agency selected by Southwestern Energy Company as provided by the definition of Ratings Agency.

•	“Moody’s” means Moody’s Investors Services, Inc. or any successor to the rating agency business thereof.

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“Ratings Agency” means any of (1) Moody’s, (2) S&P; or (3) if S&P or Moody’s ceases to rate the notes or ceases to make a rating on the notes publicly available, an entity registered as a “nationally recognized statistical rating organization” (registered as such pursuant to Rule 17g-1 of the Exchange Act) then making a rating on the notes publicly available selected by Southwestern Energy Company (as certified by an officer’s certificate), which shall be substituted for S&P or Moody’s, as the case may be.

•	“S&P” means Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

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“trigger period” means the period commencing on the day of the first public announcement (the “announcement date”) by us of any change of control (or pending change of control) and ending 60 days following consummation of such change of control (which trigger period will be extended following consummation of a change of control for so long as either of the rating agencies has publicly announced that it is considering a possible ratings downgrade related to such change of control).

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“voting stock” of a person means all classes of capital stock of such person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

Certain Covenants

Except as described below, we are not restricted by the indenture from incurring, assuming or becoming liable for any type of debt or other obligations, from paying dividends or making distributions on our capital stock or purchasing or redeeming our capital stock. The indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, with certain exceptions, the indenture does not contain any covenants or other provisions that would limit our right to incur additional indebtedness. The indenture does not contain any provisions that would require us to repurchase or redeem or otherwise modify the terms of the notes upon a change in control or other events that may adversely affect the creditworthiness of the notes, for example, a highly leveraged transaction.

Limitation on Liens. We will not, and will not permit any of our subsidiaries to, incur, assume or guarantee any indebtedness for borrowed money secured by a lien on (a) productive property, (b) any principal transmission facility or (c) any shares of stock of any subsidiary (collectively, (a), (b) and (c), “principal property”), if the sum, without duplication, of:

•	the aggregate principal amount of all secured debt (other than secured debt referred to in clauses (i)-(viii) below); and

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all attributable debt of us or our subsidiaries in respect of sale and leaseback transactions involving any principal property (other than sale and leaseback provisions permitted pursuant to the second paragraph of the covenant “—Limitation on Sale and Leaseback Transactions” below), exceeds 15% of our consolidated assets, unless we provide that the notes and the subsidiary guarantees will be secured equally and ratably with (or, at our option, prior to) such secured debt.

The provisions described in the foregoing paragraph do not apply to liens incurred, assumed or guaranteed that do not arise from indebtedness for borrowed money and, without limiting the foregoing, also do not apply to liens on principal property:

(i)	(A) existing as of the date of the indenture or (B) relating to a contract or arrangement that was entered into by us or any of our subsidiaries prior to the date of the indenture;

(ii)	upon any principal property (including any related contract rights) existing at the time of acquisition thereof by us or any of our subsidiaries (whether such acquisition is direct or by acquisition of stock, assets or otherwise, provided any such lien is not incurred in contemplation of such acquisition);

(iii)	securing indebtedness under credit facilities of any subsidiary that is not a guarantor of the notes, provided that the aggregate principal amount of any indebtedness under such credit facilities shall not exceed $250.0 million at any time outstanding;

(iv)	upon or with respect to any property (including any related contract rights) acquired, constructed, refurbished or improved by us or any of our subsidiaries (including, but not limited to, liens to secure all or any part of the cost of construction, alteration or repair of any building, equipment, facility or other improvement on, all or any part of such property, including any pipeline financing) after the date of the indenture which are created, incurred or assumed contemporaneously with, or within 360 days after, the latest to occur of the acquisition (whether by acquisition of stock, assets or otherwise), completion of construction, refurbishment or improvement, or the commencement of commercial operation, of such property (or, in the case of liens on contract rights, the completion of construction or the commencement of commercial operation of the facility to which such contract rights relate, regardless of the date when the contract was entered into) to secure or provide for the payment of any part of the purchase price of such property or the cost of such construction, refurbishment or improvement; provided, however, that in the case of any such construction, refurbishment or improvement, the lien shall relate only to indebtedness reasonably incurred to finance such construction, refurbishment or improvement;

(v)	securing indebtedness owing by any of our subsidiaries to us or to other subsidiaries;

(vi)	arising from the deposit of funds or securities in trust for the purpose of decreasing or defeasing indebtedness;

(vii)	for the sole purpose of extending, renewing or replacing (or successive extensions, renewals or replacements), in whole or in part, any lien referred to in the foregoing subsections (i), (ii), (iv) or (vi) above or this subsection (vii); provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or part of the property subject to the lien so extended, renewed or replaced (plus refurbishment of or improvements on or to such property); and

(viii)	any ordinary course lien arising, but only so long as continuing, in the ordinary course of our business or the business of our subsidiaries.

In all of the cases set forth above, notwithstanding any stated limitation on the assets that may be subject to such lien, a lien on a specified asset or group or type of assets may include liens on all improvements, additions and accessions thereto and all products and proceeds thereof (including, without limitation, dividends, distributions and increases in respect thereof).

Under the indenture:

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“attributable debt” means, in respect of a sale and leaseback transaction, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded semiannually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended); provided, however, that if such sale and leaseback transaction results in a capital lease obligation, the amount of indebtedness represented thereby will be determined in accordance with the definition of “capital lease obligation.”

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“capital lease obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

•	“consolidated assets” means our total assets as they appear on our most recently prepared consolidated balance sheet as of the end of the fiscal quarter.

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“credit facilities” means one or more debt facilities (including, without limitation, our senior credit facility), in each case with banks, investment banks, insurance companies, mutual funds and/or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from (or sell receivables to) such lenders against such receivables) or letters of credit, in each case, as amended, extended, restated, renewed, refunded, replaced or refinanced (in each case with credit facilities), supplemented or otherwise modified (in whole or in part and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.

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“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, consistently applied.

•	“ordinary course lien” means any:

(i)	lien incurred in the ordinary course of business to secure the obtaining of advances or the payment of the deferred purchase price of property;

(ii)	lien created by any interest or title of a lessor under any lease entered into by us or any subsidiary in the ordinary course of business and covering only the assets so leased;

(iii)	lien that is a contractual right of set-off (a) relating to the establishment of depository relations with banks not given in connection with the issuance of indebtedness, (b) relating to pooled deposits or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business or (c) relating to purchase orders and other agreements entered in the ordinary course of business;

(iv)	oil, gas or mineral leases arising in the ordinary course of business where the liens arise from the rights of lessors;

(v)	customary initial deposits and margin deposits and similar liens attaching to commodity trading accounts or other brokerage accounts that are not for speculative purposes and arise in the ordinary course of business, including swap agreements, but only to the extent the liens encumber cash, cash equivalents, securities, certificates of deposits or similar investments or accounts only containing such items;

(vi)	lien arising from the sale or other transfer in the ordinary course of business of (A) crude oil, natural gas, other petroleum hydrocarbons or other minerals in place for a period of time until, or in an amount such that, the purchaser or other transferee will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals, or (B) any other interest in property of the character commonly referred to as a “production payment,” “overriding royalty,” “forward sale” or similar interest;

(vii)	liens in favor of the United States of America, any State, any foreign country or any department, agency, instrumentality or political subdivision of any such jurisdiction, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of constructing, refurbishing, developing or improving any property subject thereto, including without limitation, liens to secure indebtedness of pollution control or industrial revenue bond type; and

(viii)	lien arising from any right which any municipal or governmental body or agency may have by virtue of any franchise, license, contract or statute to purchase, or designate a purchaser of or order the sale of, any property of us or any subsidiary upon payment of reasonable compensation therefor or to terminate any franchise.

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“principal transmission facility” means any transportation or distribution facility, including pipelines, of us or any subsidiary located in the United States of America other than (i) any such facility which in the opinion of our Board of Directors is not of material importance to the business conducted by us and its subsidiaries, taken as a whole, or (ii) any such facility in which interests are held by us or by one or more subsidiaries or by us and one or more subsidiaries and by others and the aggregate interest held by the Borrower and all Subsidiaries does not exceed 50%.

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“productive property” means any property interest owned by us or any subsidiary in land (including submerged land and rights in and to oil, gas and mineral leases) located in the United States of America classified by us or such subsidiary, as the case may be, as productive of crude oil, natural gas or other petroleum hydrocarbons in paying quantities; provided that such term shall not include any exploration or production facilities on said land, including any drilling or producing platform.

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“sale and leaseback transaction” means any direct or indirect arrangement with any person or to which any such person is a party, providing for the leasing to us or our subsidiary of any property, whether owned at the date of the indenture or thereafter acquired, which has been or is to be sold or transferred by us or such subsidiary to such person or to any other person to whom funds have been or are to be advanced by such person on the security of such property, in each case provided that the completion of construction or the commencement of commercial operation of the property subject to such transaction shall have occurred more than 180 days prior thereto.

•	“secured debt” means any indebtedness for borrowed money incurred, assumed or guaranteed by us or one of our subsidiaries that is secured by a lien.

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“swap agreement” means (a) any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions, whether or not any such transaction is governed by or subject to any master agreement and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement, including any such obligations or liabilities under any master agreement; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of us or any of our subsidiaries shall be a “swap agreement.”

Limitation on Sale and Leaseback Transactions. Neither we nor any of our subsidiaries may enter into, assume, guarantee or otherwise become liable with respect to any sale and leaseback transaction involving any principal property, unless after giving effect thereto the sum, without duplication, of:

•	the aggregate principal amount of all secured debt (other than secured debt permitted by clauses (i)-(viii) in the second paragraph of the covenant “—Limitation on Liens” above); and

•	all attributable debt in respect of such sale and leaseback transactions (other than those referred to in the following paragraph) does not exceed 15% of our consolidated assets.

This restriction shall not apply to any sale and leaseback transaction if, within 180 days from the effective date of such sale and leaseback transaction, we apply or our subsidiary applies an amount not less than the greater of:

•	the net proceeds of the sale of the property leased pursuant to such arrangement; or

•	the fair value of the property;

to retire its funded debt, including, for this purpose, any currently maturing portion of such funded debt, or to purchase other property having a fair value at least equal to the fair value of the property leased in such sale and leaseback transaction. This restriction also does not apply to any sale and leaseback transaction (A) between us and any of our subsidiaries or between any of our subsidiaries or (B) for which, at the time the transaction is entered into, the term of the related lease to us or our subsidiary of the property sold pursuant to such transaction is three years or less.

“Funded debt” means all indebtedness for borrowed money owed or guaranteed by us or any of our subsidiaries and any other indebtedness which, under GAAP, would appear as indebtedness on our most recent consolidated balance sheet, which matures by its terms more than 12 months from the date of such consolidated balance sheet or which matures by its terms in less than 12 months but by its terms is renewable or extendible beyond 12 months from the date of such consolidated balance sheet at the option of the borrower.

Consolidation, Merger and Sale of Assets. The indenture provides that we may not consolidate with or merge into any other person or sell, lease or transfer all or substantially all of our assets (determined on a consolidated basis) unless:

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either (i) in the case of a merger or consolidation, we shall be the continuing or surviving person or (ii) the person formed by such consolidation or into which we are merged or the person which acquires our assets is organized in the United States of America (including any state or the District of Columbia) and expressly assumes by supplemental indenture the due and punctual payment of the principal of and interest on the notes and the performance of every covenant of the indenture on our part;

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immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have happened and be continuing; and

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we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger or transfer and a supplemental indenture, if applicable, comply with the indenture and that all conditions precedent herein provided for relating to such transaction have been complied with.

Upon such consolidation, merger or sale, the successor corporation formed by such consolidation or into which we are merged or to which such sale is made will succeed to, and be substituted for, us under the indenture, and the predecessor corporation shall be released from all obligations and covenants under the indenture and the notes.

Events of Default, Notice and Waiver

The indenture provides that if an event of default shall have occurred and be continuing with respect to the notes, then either the trustee or the holders of not less than 25% in outstanding principal amount of the notes may declare to be due and payable immediately the outstanding principal amount of the notes, together with interest, if any, accrued thereon; provided, however, that if the event of default is any of certain events of bankruptcy, insolvency or reorganization, all the notes, together with interest, if any, accrued thereon, will become immediately due and payable without further action or notice on the part of the trustee or the holders.

Under the indenture, an event of default with respect to the notes is any one of the following events:

(1)	default for 30 days in payment of any interest payable with respect to the notes when due;

(2)	default in payment of principal, or premium, if any, at maturity or on redemption or otherwise of the notes when and as due;

(3)	default for 90 days after notice to us by the trustee, or by the holders of 25% in aggregate principal amount of the notes then outstanding, in the performance of any other agreement in the indenture;

(4)	principal of or interest on indebtedness for borrowed money of us or any significant subsidiary (within the meaning of Regulation S-X under the Securities Act) is not paid within any applicable grace period after payment is due, or the principal thereof is accelerated by the holders thereof because of a default, and the total principal amount of such indebtedness in either case exceeds $100.0 million and such acceleration is not rescinded or annulled within 30 days; provided that such event of default will be cured or waived if (i) the default that resulted in the acceleration of such other indebtedness is cured or waived and (ii) the acceleration is rescinded or annulled;

(5)	certain events of bankruptcy, insolvency and reorganization of us or our significant subsidiaries; and

(6)	except as provided in the indenture, any subsidiary guarantee ceases to be in full force and effect, or any subsidiary guarantor denies or disaffirms its obligation under its subsidiary guarantee.

The indenture provides that the trustee will, within 90 days after the occurrence of a default with respect to the notes, give to the holders of notes notice of such default known to it, unless cured or waived; provided that except in the case of default in the payment of principal, or interest or premium, if any, on any notes the trustee will be protected in withholding such notice if and so long as the trustee in good faith determines that the withholding of such notice is in the interests of the holders of the notes. The term “default” for the purpose of this provision means any event that is, or after notice or lapse of time, or both, would become, an event of default.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during the continuance of an event of default to act with the required standard of care, to be indemnified by the holders before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in outstanding principal amount of the notes may, subject to certain exceptions, on behalf of the holders of notes direct the time, method and place of conducting proceedings for remedies available to the trustee, or exercising any trust or power conferred on the trustee.

The indenture includes a covenant that we will file annually with the trustee a certificate of no default, or specifying any default that exists.

In certain cases, the holders of a majority in outstanding principal amount of the notes may on behalf of the holders of the notes rescind a declaration of acceleration or waive any past default or event of default with respect to the notes except a default not theretofore cured in payment of the principal of, or interest or premium, if any, on any note or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each such note.

No holder of a note will have any right to institute any proceeding with respect to the indenture or the notes or for any remedy thereunder unless:

•	such holder shall have previously given to the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes have also made such a written request;

•	such holder or holders have provided indemnity satisfactory to the trustee to institute such proceeding as trustee;

•	the trustee has not received from the holders of a majority in outstanding principal amount of the notes a direction inconsistent with such request; and

•	the trustee has failed to institute such proceeding within 90 calendar days of such notice.

However, such limitations do not apply to a suit instituted by a holder of notes for enforcement of payment of the principal of, or premium or interest, if any, on such notes on or after the respective due dates expressed in such notes after any applicable grace periods have expired.

Notwithstanding the foregoing, the sole remedy for an event of default resulting from:

•	any breach of any obligation to file or furnish any documents or reports required to be filed or furnished, as the case may be, with the SEC pursuant to Section 13 or 15(d) of the Exchange Act; or

•	any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, or the reporting obligations under the indenture;

will be additional interest, and holders will not have any right under the indenture to accelerate the maturity of the notes as a result of any such breach except as described below. If an event of default relating to any such obligation continues for 90 days after notice thereof is given in accordance with the indenture, we will pay additional interest at an annual rate equal to:

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0.25% per annum of the outstanding principal amount of the notes from the 90th day following such notice to but not including the 180th day following such notice (or such shorter period until such event of default has been cured or waived); and

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0.50% per annum of the outstanding principal amount of the notes from the 180th day following such notice to but not including the 365th day following such notice (or such shorter period until such event of default has been cured or waived).

On such 365th day (or earlier, if such event of default is cured or waived prior to such 365th day), additional interest will cease to accrue, and the notes will be subject to acceleration as provided above if the event of default is continuing.

Modification and Waiver

The trustee and we may amend or supplement the indenture or the notes without the consent of any holder, in order to:

•	cure any ambiguity, defect or inconsistency;

•	provide for the assumption of our obligations to the holders in the case of a merger or consolidation of us as permitted by the indenture;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	to add guarantees with respect to the notes or to secure the notes;

•	to add to the covenants of Southwestern Energy Company for the benefit of holders of the notes or to surrender any right or power conferred on us in the indenture;

•	to add any additional events of default with respect to the notes;

•	comply with SEC requirements in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

•	make any change that would provide any additional rights or benefits to the holders of notes and that does not adversely affect any such holder in any material respect;

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evidence and provide for the acceptance of appointment by a successor trustee and to add to or change any of the provisions of the indenture as are necessary to provide for or facilitate the administration of the trusts by more than one trustee; or

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to correct or supplement any provision of the indenture that may be inconsistent with any other provision of the indenture or to make any other provisions with respect to matters or questions arising under the indenture, so long as such actions shall not adversely affect the interests of any holder.

In addition, except as described below, modifications and amendments of the indenture or the notes or the guarantees may be made by the trustee and us with the consent of the holders of a majority in outstanding principal amount of the notes affected by such modification or amendment. However, no such modification or amendment may, without the consent of each holder affected thereby:

•	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any notes;

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reduce the principal amount of or change or have the effect of changing the stated maturity of the principal of, or any installment of principal of, any notes, or change the date on which any notes may be subject to redemption, or reduce any premium payable upon the redemption thereof or the redemption price therefore;

•	change the currency in which the notes are payable from that stated in the notes;

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make any change to the provisions of the indenture entitling each holder to receive payment of principal of, premium and interest on the notes on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date) or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of outstanding notes to waive defaults or events of default;

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eliminate or modify in any manner the obligations of a guarantor with respect to its guarantee which adversely affects holders in any material respect, except as expressly otherwise provided for in the indenture; or

•	change any obligation of us to maintain an office or agency in the place and for the purposes specified in the indenture.

Defeasance

The indenture provides that we will be discharged from any and all obligations in respect of the notes (except for certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and hold monies for payment in trust and to pay the principal of and interest, if any, on such notes), upon the irrevocable deposit with the trustee, in trust, of money and/or U.S. government securities, which through the payment of interest and principal thereof in accordance with their terms provides money in an amount sufficient to pay the principal of (and premium, if any) and interest, if any, in respect of the notes on the stated maturity date of such principal and any installment of principal, or interest or premium, if any. Also, the establishment of such a trust will be conditioned on the delivery by us to the trustee of an opinion of counsel who is reasonably satisfactory to the trustee to the effect that, based upon applicable U.S. federal income tax law or a ruling published by the United States Internal Revenue Service, such a defeasance and discharge will not be deemed, or result in, a taxable event with respect to the holders. For the avoidance of doubt, such an opinion would require a change in current U.S. tax law.

We may also omit to comply with the restrictive covenants, if any, of the notes, other than our covenant to pay the amounts due and owing with respect to the notes. Thereafter, any such omission shall not be an event of default with respect to the notes, upon the deposit with the trustee, in trust, of money and/or U.S. government securities which through the payment of interest and principal in respect thereof in accordance with their terms provides money in an amount sufficient to pay any installment of principal of (and premium, if any) and interest, if any, in respect of the notes on the stated maturity date of such principal or installment of principal, or interest or premium, if any. Our obligations under the indenture and the notes other than with respect to such covenants shall remain in full force and effect. Also, the establishment of such a trust will be conditioned on the delivery by us to the trustee of an opinion of counsel to the effect that such a defeasance and discharge will not be deemed, or result in a taxable event with respect to the holders.

In the event we exercise our option to omit compliance with certain covenants as described in the preceding paragraph and the notes are declared due and payable because of the occurrence of any event of default, then the amount of monies and U.S. government securities on deposit with the trustee will be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such event of default. We shall in any event remain liable for such payments as provided in the notes.

Satisfaction and Discharge

At our option, we may satisfy and discharge the indenture with respect to the notes (except for specified obligations of the trustee and ours, including, among others, the obligations to apply money held in trust) when:

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either (a) all notes previously authenticated and delivered under the indenture have been delivered to the trustee for cancellation or (b) all notes not theretofore delivered to the trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee, and we have deposited or caused to be deposited with the trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire indebtedness on the notes;

•	we have paid or caused to be paid all other sums payable under the indenture; and

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we have delivered to the trustee an officers’ certificate and an opinion of counsel, each to the effect that all conditions precedent relating to the satisfaction and discharge of the indenture have been satisfied.

Regarding the Trustee

The Bank of New York Mellon Trust Company, N.A., is the trustee under the indenture. We maintain banking and other commercial relationships with the trustee and its affiliates in the ordinary course of business.

The indenture contains certain limitations on the right of the trustee, should it become a creditor of ours within three months of, or subsequent to, a default by us to make payment in full of principal of or interest on the notes when and as the same becomes due and payable, to obtain payment of claims, or to realize for its own account on property received in respect of any such claim as security or otherwise, unless and until such default is cured. However, the trustee’s rights as a creditor of ours will not be limited if the creditor relationship arises from, among other things:

•	the ownership or acquisition of securities issued under any indenture or having a maturity of one year or more at the time of acquisition by the trustee;

•	certain advances authorized by a receivership or bankruptcy court of competent jurisdiction or by the indenture;

•	disbursements made in the ordinary course of business in its capacity as indenture trustee, transfer agent, registrar, custodian or paying agent or in any other similar capacity;

•	indebtedness created as a result of goods or securities sold in a cash transaction or services rendered or premises rented; or

•	the acquisition, ownership, acceptance or negotiation of certain drafts, bills of exchange, acceptances or other obligations.

The indenture does not prohibit the trustee from serving as trustee under any other indenture to which we may be a party from time to time or from engaging in other transactions with us. If the trustee acquires any conflicting interest within the meaning of the Trust Indenture Act and any notes are in default, it must eliminate such conflict or resign.

FORM, BOOK-ENTRY PROCEDURES AND TRANSFER

General

The original notes were, and the exchange notes will be, issued in fully registered global form. The exchange notes initially will be represented by one or more global certificates without interest coupons (the “global notes”). The global notes will be deposited upon issuance with the trustee as custodian for DTC and registered in the name of DTC or its nominee for credit to the accounts of direct or indirect participants in DTC, as described below under “—Depositary Procedures.”

The global notes will be deposited on behalf of the acquirers of the exchange notes for credit to the respective accounts of the acquirers or to such other accounts as they may direct. Except as described below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for exchange notes in certificated form except in the limited circumstances described below under “—Exchange of Book-Entry Notes for Certificated Notes.”

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters.

DTC has advised us that it is:

•	a limited purpose trust company organized under the New York State Banking Law;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the U.S. Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participating organizations (collectively, the “participants”) and facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by DTC, ownership of interests in the global notes will be shown on, and the transfer of ownership of such interest will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes may hold their interests therein directly through DTC if they are participants in such system or indirectly through organizations that are participants or indirect participants in such system. All interests in the global notes will be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in the global notes to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in the global notes to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose,

including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests. Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Interests in the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note to DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC.

Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream. Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in their respective settlement systems. However, DTC, Euroclear and Clearstream are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DTC has advised us that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such participant or participants has or have given such direction.

The information in this section concerning DTC, Euroclear, Clearstream and the book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Exchange of Book-Entry Notes for Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated notes; or

•

certain other events provided in the indenture should occur, including the occurrence and continuance of an event of default under the indenture followed by a request from holders of the notes as provided in the indenture.

The indenture permits us to determine at any time and in our sole discretion that notes shall no longer be represented by global securities. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global security at the request of each DTC participant. We would issue definitive certificates in exchange for any beneficial interests withdrawn.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain U.S. federal income tax considerations of the exchange offer and the ownership and disposition of exchange notes issued pursuant to the exchange offer that may be relevant to you as of the date hereof. Except as discussed under “Tax consequences to holders who participate in the exchange offer,” “Non-U.S. holders” and “Information reporting and backup withholding” below, the discussion generally applies only to holders of exchange notes or original notes that are U.S. holders. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate whose income is subject to U.S. federal income taxation regardless of its source; or a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person. This discussion applies only to holders that purchased the original notes in the initial offering at their issue price (i.e., the first price at which a substantial amount of notes is sold to investors), that acquired the exchange notes in this exchange offer and that held the original notes and will hold the exchange notes as capital assets for U.S. federal income tax purposes. This discussion does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold notes as a position in a “straddle,” conversion or integrated transaction, tax-exempt organization, partnership or other entity classified as a partnership for U.S. federal income tax purposes, one of certain former citizens and residents of the United States, a person who is liable for the alternative minimum tax, or a U.S. person whose “functional currency” is not the U.S. dollar. If an entity that is treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner in such an entity, you should consult your tax advisor. In addition, this discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or any possible applicability of U.S. federal gift or estate tax.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury Regulations, rulings and judicial decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

You should consult your tax advisor about the tax consequences of the exchange offer and the ownership of the exchange notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local, foreign or other tax laws.

Tax Consequences to Holders who Participate in the Exchange Offer

Neither the registration of the exchange offer pursuant to our obligations under the registration rights agreement nor the your receipt of exchange notes in exchange for original notes will constitute a taxable event for U.S. federal income tax purposes. You will retain the tax basis in the exchange notes you had in the original notes, and your holding period for the exchange notes will include your holding period for the original notes before such original notes were registered.

Certain Additional Payments

Under certain circumstances, we may be obligated to pay amounts in excess of the stated interest or principal on the notes as described under the headings “Description of the Exchange Notes—Optional Redemptions” and “Description of the Exchange Notes—Change of Control Event.” It is possible that the IRS could assert that these payments are contingent payments for purposes of the rules regarding original issue discount. If any such payment is treated as a contingent payment, the notes may be treated as contingent payment debt instruments, in which case the timing and amount of income inclusions and the character of income recognized may be different from the consequences discussed herein. The Treasury regulations regarding debt instruments that provide for one or more contingent payments state that, for purposes of determining whether a debt instrument is a contingent payment debt instrument, remote or incidental contingencies are ignored. We believe that the possibility of us making the above payments is remote and, accordingly, we do not intend to treat the notes as contingent payment debt instruments. Our determination will be binding on all holders except a holder that discloses its differing position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which a note was acquired. Our determination is not, however, binding on the IRS, and if the IRS were to challenge our determination, a U.S. Holder might be required to accrue income on the notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note. In the event a contingency actually occurs, it would affect the amount and timing (and possibly the character) of the income that a U.S. Holder will recognize. The discussion below assumes that our determination that these contingencies are remote is correct and assumes that the notes will not be treated as contingent payment debt instruments.

Payments or Accruals of Interest

Payments or accruals of interest on a note will be taxable to you as ordinary income at the time that you actually or constructively receive or accrue such amounts (in accordance with your regular method of tax accounting).

Purchase, Sale, Redemption and Retirement of Notes

When you sell or exchange an exchange note (other than pursuant to a tax-free transaction), or if an exchange note that you hold is retired or redeemed, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any amount attributable to accrued interest, which will be subject to tax in the manner described above under “—Payments or Accruals of Interest”) and your adjusted tax basis in the exchange note. Generally, your adjusted tax basis in an exchange note will be the amount you paid for the original note.

The gain or loss that you recognize on the sale, exchange, redemption or retirement of an exchange note, other than amounts attributable to accrued but unpaid interest, generally will be capital gain or loss. The capital gain or loss on the sale, exchange, redemption or retirement of an exchange note will be long-term capital gain or loss if you have held the note for more than one year on the date of disposition (which holding period includes your holding period for the original notes). Net long-term capital gain recognized by an individual U.S. holder generally is subject to tax at a lower rate than net short-term capital gain or ordinary income. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Satisfaction and Discharge

If we were to obtain a discharge of the indenture and the notes, as described herein under “Description of the Exchange Notes—Satisfaction and Discharge,” such discharge would generally be deemed to constitute a taxable exchange of the notes outstanding for other property. In such case, a U.S. Holder would be required to recognize capital gain or loss in connection with such deemed exchange. In addition, after such deemed exchange, a U.S. Holder might also be required to recognize income from the property deemed to have been received in such exchange over the remaining life of the transaction in a manner or amount that is different than if the discharge had not occurred. U.S. Holders should consult their tax advisors as to the specific consequences arising from a discharge in their particular situations.

Non-U.S. Holders

You are a “non-U.S. holder” for purposes of the discussion below if you are an individual, corporation, estate or trust that is not a U.S. holder. In addition, for purposes of the discussion below, interest and gain on the sale, redemption or repayment of notes will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a person eligible for the benefits of a bilateral income tax treaty to which the United States is a party, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States. Subject to the discussion below regarding backup withholding, interest paid on the notes to a non-U.S. holder, generally will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Interest on the notes will qualify as portfolio interest if the non-U.S. holder (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of the Code and (iii) certifies, under penalties of perjury on Form W-8BEN (or such successor form as the Internal Revenue Service (“IRS”) designates), prior to the payment that such holder is not a U.S. person and provides such holder’s name and address.

The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular, graduated U.S. rates rather than the 30% rate. In the case of a non-U.S. holder that is a corporation, such U.S. trade or business income may also be subject to a branch profits tax equal to 30% (or a lower rate under an applicable income tax treaty) of such amount, subject to adjustments. To claim the benefits of a treaty exemption from or reduction in withholding, a non-U.S. holder must provide a properly executed Form W-8BEN (or such successor form as the IRS designates), and to claim an exemption from withholding because income is U.S. trade or business income, a non-U.S. holder must provide a properly executed Form W-8ECI (or such successor form as the IRS designates), in either case prior to the payment of interest. These forms may need to be periodically updated. A non-U.S. holder who is claiming the benefits of a treaty may be required in certain instances to obtain and to provide a U.S. taxpayer identification number (“TIN”) on a Form W-8BEN.

If you are a non-U.S. holder, any gain you realize on a sale, exchange, redemption or other disposition of notes generally will be exempt from U.S. federal income tax, including withholding tax. This exemption will not apply to you if (i) the gain is U.S. trade or business income (and, if certain tax treaties apply, is attributable to a permanent establishment or fixed base within the United States), in which case U.S. federal income tax will be imposed on a net income basis, as described above, and the branch profits tax may also apply if you are a corporate non-U.S. holder or (ii) you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met, in which case, you will be subject to a flat 30% rate (or lower applicable treaty rate) of U.S. federal income tax on the gain, which may be offset by U.S. source capital losses.

Information Reporting and Backup Withholding

If you are a U.S. holder, you will generally be subject to information reporting and may also be subject to backup withholding when you receive interest payments on a note or proceeds upon the sale or other taxable disposition of a note. Certain U.S. holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. In addition, backup withholding will not apply if you provide your TIN to the payor in the prescribed manner unless: (A) the IRS notifies us or our agent that the TIN you provided is incorrect; (B) you fail to report interest and dividend payments that you receive on your tax return and the IRS notifies us or our agent that withholding is required; or (C) you fail to certify under penalties of perjury that (i) you provided us with your correct TIN, (ii) you are not subject to backup withholding, and (iii) you are a U.S. person (including a U.S. resident alien).

Information returns will be filed with the IRS in connection with payments on the notes to non-U.S. holders regardless of whether any tax was actually withheld. Copies of the information returns reporting such payments and the amount of any tax withheld also may be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

If you are a non-U.S. holder, you may have to comply with certification procedures to establish your non-U.S. status in order to avoid additional information reporting and backup withholding tax requirements. You can generally satisfy these certification procedures by providing a properly executed Form W-8 BEN.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

If we obtain a discharge of the indenture and the notes (as discussed under “Satisfaction and Discharge” above) after January 1, 2013 which results in a deemed taxable disposition of the notes in exchange for new notes, then beginning in 2014, the paying agent may be required pursuant to the U.S. Foreign Account Tax Compliance rules (“FATCA”) to withhold U.S. tax on a portion of payments on the notes to holders that are non-U.S. financial institutions that are not in compliance with FATCA. If an amount of, or in respect of, U.S. withholding tax were to be deducted or withheld from interest or other payments on the notes as a result of the failure of a holder to comply with FATCA, neither the Company nor any paying agent nor any other person would be required to pay additional amounts with respect to any notes as a result of the deduction or withholding of such tax. Holders should consult their own tax advisors on how these rules may apply to payments they receive under the notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes, where such original notes were acquired as a result of market-making activities or other trading activities. Starting on the Expiration Date and ending on the close of business 180 days after the Expiration Date (unless there are no broker-dealers participating in the exchange offer who identified themselves as such to the Company in writing prior to completion of the exchange offer), we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until the date that is 180 days from the date of original issuance of the exchange notes, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

So long as required pursuant to the terms of the Registration Rights Agreement to make this prospectus available to broker-dealers for use in connection with such resales, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including, under certain circumstances, the expenses of one counsel for the holders of the notes) other than transfer taxes, if any, commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of exchange notes in the exchange offer. In consideration for issuing the exchange notes, we will receive original notes in like principal amount. The original notes surrendered in exchange for the exchange notes will be retired and cancelled.

LEGAL MATTERS

The validity of the exchange notes and the related guarantees will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York and Friday, Eldredge  & Clark, LLP, Little Rock, Arkansas, as to matters of Arkansas law.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of our oil and gas reserves and related future net cash flows and the present value thereof were based on a reserve audit prepared by Netherland, Sewell & Associates, Inc., Houston, Texas, an independent petroleum engineering firm. We have included or incorporated those estimates in this offering memorandum in reliance upon the authority of such firm as an expert in such matters.

Annex A

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, you should immediately consult your broker, bank manager, lawyer, accountant, investment advisor or other professional adviser.

LETTER OF TRANSMITTAL

Relating to

Southwestern Energy Company

Offer to Exchange

Up to $1,000,000,000 aggregate principal amount of Southwestern Energy Company’s new 4.10% Senior Notes due 2022 that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of its $1,000,000,000 aggregate principal amount of its 4.10% Senior Notes due 2022 that have not been registered under the Securities Act (CUSIP Nos. 845467AF6 and U84517AB4)

This document relates to the exchange offer (the “Exchange Offer”) made by Southwestern Energy Company (the “Company”) to exchange any and all of its unregistered $1,000,000,000 aggregate principal amount of 4.10% Senior Notes due 2022 (including the related guarantees (as described below), the “original notes”) for new 4.10% Senior Notes due 2022 (including the related guarantees (as described below), the “exchange notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”). Our subsidiaries SEECO, Inc. (“SEECO”), Southwestern Energy Production Company (“SEPCO”) and Southwestern Energy Services Company (“SES,” and with SEECO and SEPCO, the “guarantors”) initially will unconditionally guarantee the exchange notes on a senior unsecured basis. The Exchange Offer is described in the Prospectus dated , 2012 (the “Prospectus”) and in this letter of transmittal (this “Letter of Transmittal”). All terms and conditions contained in, or otherwise referred to in, the Prospectus are deemed to be incorporated in, and form a part of, this Letter of Transmittal. Therefore you are urged to read carefully the Prospectus and the items referred to therein. The terms and conditions contained in the Prospectus, together with the terms and conditions governing this Letter of Transmittal and the instructions herein, are collectively referred to herein as the “terms and conditions.”

The Exchange Offer will expire at 5:00 p.m., New York City time on December 28, 2012, unless extended by the Company (such date and time, as they may be extended, the “Expiration Date”). Tendered original notes may be withdrawn at any time prior to the expiration of the Exchange Offer.

Upon the satisfaction or waiver of the conditions to the acceptance of the original notes set forth in the Prospectus under “Description of the Exchange Offer—Conditions to the Exchange Offer,” the Company will accept for settlement the original notes that have been validly tendered (and not subsequently validly withdrawn). This acceptance date is referred to as the “Acceptance Date.” The Company will deliver the exchange notes on a date (the “Settlement Date”) as soon as practicable after the Expiration Date.

The Information Agent for the Exchange Offer is: Wells Fargo Bank, National Association

The Exchange Agent for the Exchange Offer is:

Wells Fargo Bank, National Association

By Facsimile for Eligible Institutions:

(612) 667-6282

Confirm by Telephone:

(800) 344-5128

By Registered & Certified Mail:

Wells Fargo Bank, National Association

Attention: Corporate Trust Operations

MAC N9303-121

PO Box 1517

Minneapolis, MN 55480

By Regular Mail or Overnight Courier:

Wells Fargo Bank, National Association

Corporate Trust Operations

MAC N9303-121

Sixth & Marquette Avenue

Minneapolis, MN 55479

In Person By Hand Only:

Wells Fargo Bank, National Association

12th Floor — Northstar East Building

Corporate Trust Operations

608 Second Avenue South

Minneapolis, MN 55480

This Letter of Transmittal is to be used by holders of the original notes. Tender of the original notes is to be made using the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Prospectus under the caption “Description of the Exchange Offer—Procedures for Tendering.” DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer-generated message known as an “agent’s message” to the Exchange Agent for its acceptance. For you to validly tender your original notes in the Exchange Offer, the Exchange Agent must receive, prior to the Expiration Date, an agent’s message under the ATOP procedures that confirms that:

•	DTC has received your instructions to tender your original notes; and

•	You agree to be bound by the terms of this Letter of Transmittal.

By using the ATOP procedures to tender the original notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by the terms and conditions of, and you will be deemed to have made the acknowledgments and the representations and warranties contained in, this Letter of Transmittal as if you had actually signed it.

The exchange notes will be issued in full exchange for the original notes in the Exchange Offer, if consummated, on the Settlement Date and will be delivered in book-entry form.

Please read the accompanying instructions carefully.

Ladies and Gentlemen:

Upon the terms and conditions of the Exchange Offer, the holder of the original notes tendered herewith hereby tenders to the Company the aggregate principal amount of original notes credited by such holder to the Exchange Agent’s account at DTC using ATOP.

The undersigned understands that validly tendered original notes (or defectively tendered original notes with respect to which the Company has waived such defect or caused such defect to be waived) will be deemed to have been accepted by the Company if, as and when the Company gives oral or written notice thereof to the Exchange Agent. The undersigned understands that, subject to the terms and conditions, the original notes properly tendered and accepted (and not validly withdrawn) in accordance with the terms and conditions will be exchanged for the exchange notes. The undersigned understands that, under certain circumstances, the Company may not be required to accept any of the original notes tendered (including any such original notes tendered after the Expiration Date). If any original notes are not accepted for exchange for any reason (or if the original notes are validly withdrawn), such original notes will be returned, without expense, to the undersigned’s account at DTC or such other account as designated herein, pursuant to the book-entry transfer procedures described in the Prospectus, as promptly as practicable after the expiration or termination of the Exchange Offer.

By tendering the original notes in the Exchange Offer, the undersigned acknowledges that the Exchange Offer is being made based upon the Company’s understanding of an interpretation by the staff of the Securities and Exchange Commission (the “SEC”) as set forth in no-action letters issued to other parties, including Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that the exchange notes issued in exchange for the original notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by each holder thereof (other than a broker-dealer who acquires such exchange notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act or any such holder that is an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of such holder’s business and such holder is not engaged in, and does not intend to engage in, a distribution of such exchange notes and has no arrangement with any person to participate in the distribution of such exchange notes. If the undersigned is not a broker-dealer, the undersigned represents that it acquires the exchange notes in the ordinary course of its business, it is not engaged in, and does not intend to engage in, a distribution of the exchange notes and it has no arrangements or understandings with any person to participate in a distribution of the exchange notes. If the undersigned is a broker-dealer that will receive the exchange notes for its own account in exchange for the original notes, it represents that the original notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus in connection with any resale of such exchange notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. Any broker-dealer that participates in the Exchange Offer must notify the Company in writing and, if it fails to do so, the Company may not be required to make a prospectus available to such broker-dealer for such deliveries.

Upon agreement to the terms of this Letter of Transmittal pursuant to an agent’s message, the undersigned, or the beneficial holder of the original notes on behalf of which the undersigned has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the Exchange Offer generally, hereby:

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irrevocably sell, assign and transfer to or upon the order of the Company or its nominee all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the undersigned’s status as a holder of, all original notes tendered hereby, such that thereafter it shall have no contractual or other rights or claims in law or equity against the Company or the guarantors or any fiduciary, trustee, fiscal agent or other person connected with the original notes arising under, from or in connection with such original notes;

•	waive any and all rights with respect to the original notes tendered hereby, including, without limitation, any existing or past defaults and their consequences in respect of such original notes; and

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release and discharge the Company, the guarantors and The Bank of New York Mellon Trust Company, N.A., as the trustee for the original notes from any and all claims the undersigned may have, now or in the future, arising out of or related to the original notes tendered hereby, including, without limitation, any claims that the undersigned is entitled to receive additional principal or interest payments with respect to the original notes tendered hereby, other than as expressly provided in the Prospectus and in this Letter of Transmittal, or to participate in any redemption or defeasance of the original notes tendered hereby.

The undersigned understands that tenders of the original notes pursuant to the procedures described in the Prospectus and in this Letter of Transmittal and acceptance of such original notes by the Company will, following such acceptance, constitute a binding agreement between the undersigned and the Company and the guarantors upon the terms and conditions.

By tendering the original notes in the Exchange Offer, the undersigned represents, warrants and agrees that:

•	it has received and reviewed the Prospectus;

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it is the beneficial owner (as defined below) of, or a duly authorized representative of one or more beneficial owners of, the original notes tendered hereby, and it has full power and authority to execute this Letter of Transmittal;

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the original notes being tendered hereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and the Company will acquire good, indefeasible and unencumbered title to such original notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when the Company accepts the same;

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it will not sell, pledge, hypothecate or otherwise encumber or transfer any original notes tendered hereby from the date of this Letter of Transmittal, and any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

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in evaluating the Exchange Offer and in making its decision whether to participate in the Exchange Offer by tendering its original notes, the undersigned has made its own independent appraisal of the matters referred to in the Prospectus and this Letter of Transmittal and in any related communications and it is not relying on any statement, representation or warranty, express or implied, made to such holder by the Company, the guarantors, the Information Agent or the Exchange Agent, other than those contained in the Prospectus, as amended or supplemented through the Expiration Date;

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the execution and delivery of this Letter of Transmittal shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions described or referred to in the Prospectus;

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the agreement to the terms of this Letter of Transmittal pursuant to an agent’s message shall, subject to the terms and conditions of the Exchange Offer, constitute the irrevocable appointment of the Exchange Agent as its attorney and agent and an irrevocable instruction to such attorney and agent to complete and execute all or any forms of transfer and other documents at the discretion of that attorney and agent in relation to the original notes tendered hereby in favor of the Company or any other person or persons as the Company may direct and to deliver such forms of transfer and other documents in the attorney’s and agent’s discretion and the certificates and other documents of title relating to the registration of such original notes and to execute all other documents and to do all other acts and things as may be in the opinion of that attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the Exchange Offer, and to vest in the Company or their nominees such original notes;

•	the terms and conditions of the Exchange Offer shall be deemed to be incorporated in, and form a part of, this Letter of Transmittal, which shall be read and construed accordingly;

•	it is acquiring the exchange notes in the ordinary course of its business;

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it is not participating in, and does not intend to participate in, a distribution of the exchange notes within the meaning of the Securities Act and has no arrangement or understanding with any person to participate in a distribution of the exchange notes within the meaning of the Securities Act;

•	it is not a broker-dealer who acquired the original notes directly from the Company; and

•	it is not an “affiliate” of the Company, within the meaning of Rule 405 of the Securities Act.

The representations, warranties and agreements of a holder tendering the original notes shall be deemed to be repeated and reconfirmed on and as of the Expiration Date and the Settlement Date. For purposes of this Letter of Transmittal, the “beneficial owner” of any original notes means any holder that exercises investment discretion with respect to such original notes.

The undersigned understands that tenders may not be withdrawn at any time after the Expiration Date, except as set forth in the Prospectus, unless the Exchange Offer is amended with changes to the terms and conditions that are, in the reasonable judgment of the Company, materially adverse to the tendering holders, in which case tenders may be withdrawn under the conditions described in the extension.

If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will extend the Exchange Offer for a period of two to ten business days, depending on the significance of the amendment and the manner of disclosure to such holders, if the Exchange Offer would otherwise have expired during such two to ten business day period.

All authority conferred or agreed to be conferred in this Letter of Transmittal and every obligation of the undersigned hereunder shall be binding upon the undersigned’s successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned.

☐	CHECK HERE IF YOU ARE A BROKER-DEALER AND WISH TO RECEIVE 10 ADDITIONAL COPIES OF THE PROSPECTUS AND 10 COPIES OF ANY AMENDMENTS OR SUPPLEMENTS THERETO.

Name:

Address:

Name of Tendering Institution:

Account Number:

Transaction Code Number:

By crediting the original notes to the Exchange Agent’s account at DTC using ATOP and by complying with applicable ATOP procedures with respect to the Exchange Offer, the participant in DTC confirms on behalf of itself and the beneficial owners of such original notes all provisions of this Letter of Transmittal (including all representations and warranties) applicable to it and such beneficial owner as fully as if it had completed the information required herein and executed and transmitted this Letter of Transmittal to the Exchange Agent.

INSTRUCTIONS FORMING PART OF

THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1. Book-Entry Confirmations

Any confirmation of a book-entry transfer to the Exchange Agent’s account at DTC of the original notes tendered by book-entry transfer, as well as an agent’s message, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth on the cover page of this Letter of Transmittal prior to 5:00 p.m., New York City time, on the Expiration Date.

2. Validity of Tenders

The Company will determine in its sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered original notes and withdrawal of tendered original notes. The Company’s determination will be final and binding. The Company reserves the absolute right to reject any original notes not properly tendered or any acceptance of the original notes that would, in the opinion of its counsel, be unlawful. The Company also reserves the right to waive any defect, irregularities or conditions of tender as to particular original notes. The Company’s interpretation of the terms and conditions of the Exchange Offer, including the instructions in this Letter of Transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of the original notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of the original notes, none of the Company, the guarantors, the Information Agent, the Exchange Agent and any other person will incur any liability for failure to give such notification. Tenders of the original notes will not be deemed made until such defects or irregularities have been cured or waived. Any original notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder through the facilities of DTC as soon as practicable after the Expiration Date.

3. Waiver of Conditions

The Company reserves the absolute right to waive, in whole or part, at any time or from time to time, any of the conditions to the Exchange Offer set forth in the Prospectus or in this Letter of Transmittal.

4. No Conditional Tender

No alternative, conditional, irregular or contingent tender of the original notes will be accepted.

5. Request for Assistance or Additional Copies

Requests for assistance or for additional copies of the Prospectus or this Letter of Transmittal may be directed to the Information Agent at the address, telephone numbers or fax number set forth on the cover page of this Letter of Transmittal. Holders may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the Exchange Offer.

6. Withdrawal

Tenders of the original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. For a withdrawal to be effective you must comply with the appropriate ATOP procedures. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn original notes and otherwise comply with the ATOP procedures. For more information, see the section of the Prospectus entitled “Description of the Exchange Offer—Withdrawal of Tenders.”

7. Transfer Taxes

Holders who tender their original notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct the Company to register the exchange notes in the name of, or request that the original notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those original notes.

IMPORTANT: BY USING THE ATOP PROCEDURES TO TENDER THE ORIGINAL NOTES, A HOLDER OF ORIGINAL NOTES WILL NOT BE REQUIRED TO DELIVER THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT. HOWEVER, SUCH HOLDER WILL BE BOUND BY THE TERMS AND CONDITIONS OF, AND WILL BE DEEMED TO HAVE MADE THE ACKNOWLEDGMENTS AND THE REPRESENTATIONS AND WARRANTIES CONTAINED IN, THIS LETTER OF TRANSMITTAL AS IF SUCH HOLDER HAD ACTUALLY SIGNED IT.